2001

02036611

Serviceware

ServiceWare Technologies, Inc. Annual Report

ARS
P.E. 12/31/01

Dear ServiceWare Stockholders:

2001 proved to be a challenging year for ServiceWare Technologies. An uncertain economy, characterized by dramatically curtailed technology spending, tested the mettle of our company and the entire industry.

ServiceWare acted swiftly and decisively to meet these challenges. Led by recently appointed Chairman of the Board Thomas I. Unterberg, a new leadership team took the helm and set about to accomplish its task of carefully managing spending, while continuing to invest in improving and expanding our offering of leading edge Knowledge Management solutions.

In the 4th Quarter, the first full quarter under new leadership, ServiceWare delivered improved results, more than doubling third quarter revenue, while slashing costs, and for the first time posted positive EBITDA for a quarter.

While a strong 4th Quarter produced momentum entering 2002, the financial results only tell part of the ServiceWare story. The release of eService Suite™ 4.0, a robust solution featuring our patented MindSync™ technology, was followed by consistent customer success. We are committed to providing our Knowledge Management solutions to customers looking to leverage their intellectual capital across the enterprise, to improve work practices and processes, and to deliver superior service to customers, employees, partners and suppliers.

ServiceWare enters 2002 with a renewed focus on our goal of finally achieving profitability. Version 4.1 is already achieving success in the marketplace, and we are expanding the business while keeping a close eye on all our costs. By delivering world class Knowledge Management solutions, we are confident that we will reach our goals. We are excited about the year ahead, and hope you share our excitement.

Sincerely,

Kent F. Heyman
President and Chief Executive Officer

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

FOR ANNUAL AND TRANSITION REPORTS PURSUANT TO SECTIONS 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2001

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ________ to ________

Commission file number 000-30277

ServiceWare Technologies, Inc.

(Exact Name of Registrant as Specified in Its Charter)

Delaware (State or Other Jurisdiction of Incorporation or Organization)	**25-1647861** (I.R.S. Employer Identification No.)
333 Allegheny Avenue, Suite 301 North **Oakmont, PA** (Address of Principal Executive Offices)	**15139** (Zip Code)

Registrant's telephone number, including area code: **(412) 826-1158**

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
None	Not applicable

Securities registered pursuant to Section 12(g) of the Act:

Common Stock, par value $.01 per share
(Title of Class)

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

As of March 19, 2002, the aggregate market value of voting common stock held by non-affiliates of the registrant, based upon the last reported sale price for the registrant's Common Stock on the Nasdaq National Market on such date, as reported in *The Wall Street Journal,* was $6,435,306 (calculated by excluding shares owned beneficially by directors and executive officers as a group from total outstanding shares solely for the purpose of this response).

The number of shares of the registrant's Common Stock outstanding as of the close of business on March 19, 2002 was 23,868,168.

DOCUMENTS INCORPORATED BY REFERENCE

Certain portions of the definitive Proxy Statement of ServiceWare Technologies, Inc. to be used in connection with the 2002 Annual Meeting of Stockholders (the "Proxy Statement") are incorporated by reference into Part III of this Annual Report on Form 10-K to the extent provided herein. Except as specifically incorporated by reference herein, the Proxy Statement is not to be deemed filed as part of this Annual Report on Form 10-K.

SERVICEWARE TECHNOLOGIES, INC.

ANNUAL REPORT ON FORM 10-K

FOR THE YEAR ENDED DECEMBER 31, 2001

TABLE OF CONTENTS

PART I

Item 1. Business

Certain statements contained in this Annual Report on Form 10-K constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These statements involve known and unknown risks, uncertainties and other factors that may cause our or our industry's actual results, levels of activity, performance or achievements to be materially different than any expressed or implied by these forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as "may", "will", "should", "expects", "plans", "anticipates", "believes", "estimates", "predicts", "potential", "continue", or the negative of these terms or other comparable terminology.

Although we believe that the expectations in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements.

We were initially incorporated as a Pennsylvania corporation in January 1991 as ServiceWare, Inc. In May 2000, we changed our name to ServiceWare Technologies, Inc. and reincorporated as a Delaware corporation. The Company had two reportable business segments: Software and Content. However, on July 20, 2001, the Company completed the sale of its Content segment to RightAnswers LLC ("RightAnswers"). Financial information for our operating segments is found in Note 16 to the consolidated financial statements in Item 8 below, which is incorporated herein by reference.

We have not incorporated by reference into this Annual Report on Form 10-K the information on our Web site, and you should not consider it to be a part of this document. Our Web site address is included in this document as an inactive textual reference only.

Overview

ServiceWare Technologies is a leading provider of enterprise Knowledge Management (KM) solutions that enable organizations to deliver superior service to customers, employees and partners by transforming information into knowledge.

ServiceWare's Web-based eService Suite™ software, powered by MindSync™, a patented self-learning search technology, enables organizations to capture and manage intellectual capital. This repository of corporate knowledge, known as a knowledge base, can then be easily accessed via a browser to effectively answer inquiries made either over the Web or through the telephone to a customer contact center or help desk.

Customers use ServiceWare's Knowledge Management solutions to:

- Strengthen relationships with customers, partners, suppliers and employees
- Decrease operating costs
- Improve creation, dissemination and sharing of enterprise knowledge
- Integrate seamlessly with existing technology investments

eService Suite™ is a software solution that allows ServiceWare customers to provide personalized, automated Web-based service tailored to the needs of their users. eService Suite enables businesses to capture enterprise knowledge, solve customer problems, reuse solutions and share captured knowledge throughout the extended enterprise. It also enables the extended enterprise to access this knowledge online. In addition, through the self-learning features of ServiceWare's patented MindSync technology, the solutions generated by these products are intelligent in that they have the capability to learn from each interaction and automatically update themselves accordingly. eService Suite includes the software products eService Site™ (Web-based self-service for customers, partners and employees), eService Professional™ (for customer service, sales and field service personnel) and eService Architect™ (for knowledge managers, subject matter experts and system administrators).

ServiceWare customers represent a cross-section of industry leaders in the financial services, technology, manufacturing, healthcare, entertainment, education and government sectors. Customers include H&R Block,

Northeast Utilities, Amgen, Stream International, QUALCOMM, Marconi, AT&T Wireless, Cingular Wireless and Reuters.

Industry Background

Business Case for Knowledge Management

The information age has increased the demand for immediate access to customer data, product information and corporate knowledge, making the need to retain intellectual capital greater than ever. At the same time, the loss of corporate knowledge has been perpetuated by the downsizing and reorganizations that are common in today's economy. In order to attain a competitive advantage in this volatile market, we believe organizations are turning to Knowledge Management solutions to improve the creation, preservation, dissemination and application of knowledge throughout the enterprise. Knowledge Management can be used to achieve a wide range of strategic business objectives from providing a superior service experience for employees and customers to managing relationships with partners and suppliers.

Requirements of a Comprehensive e-Service Solution- Knowledge Management

Increasingly, companies need to improve customer loyalty and retention while also consolidating corporate and customer information into a single knowledge repository. The key to "Knowledge Management" according to International Data Corporation is the development of a formal process that evaluates a company's organizational processes, people, and technology and develops a system that leverages the relationships between these components in order to get the right information to the right people at the right time so as to improve productivity.

Knowledge Management is gaining acceptance, particularly due to the growth of e-business. We believe companies understand now more than ever the need to protect intellectual capital, capture the knowledge of its workforce and sustain competitive advantage by focusing on the effectiveness of employees, customers and partners. Knowledge Management provides companies with a process to capture enterprise knowledge, organize knowledge and disseminate knowledge to key audiences.

In order to enable businesses to provide superior service, a comprehensive solution needs to:

- provide the option for a self-service experience;
- provide the end-user with the ability to escalate to assisted service and seamlessly transfer information across all communication channels, including e-mail, telephone, or chat, at any stage of interaction;
- consolidate the knowledge base and intellectual capital throughout the organization and make it available throughout the extended enterprise;
- learn through cumulative customer feedback and rapidly develop solutions to allow the enterprise to provide proactive service to its end-users;
- offer the flexibility necessary to integrate with existing solutions and enable enterprises to rapidly deploy the technology; and
- scale cost-effectively as the organization's service needs grow.

Call Centers are Evolving Into Multi-Channel Contact Centers

For the last several years, many companies have spent heavily to implement technology based Customer Relationship Management (CRM) software. The strategic goal is to enhance pre- and post-sales customer relationships, improve customer satisfaction and influence customer retention.

Traditionally, companies created call centers to handle only voice interactions. Today, there are thousands of call centers globally. Many of these centers have evolved into multi-channel contact centers that handle customer interactions via the phone, e-mail, chat, Web, fax, and instant messaging. As more call centers adopt these additional communication channels, e-service continues to play a key role in the infrastructure of contact centers. Additionally, many companies seek to complement their ability to offer high-quality human level based service provided by the support organization with a Web based self-service capability, also known as e-service. The benefits of e-service include 24/7 availability, cost-savings, scalability, consistency, and improved customer satisfaction and customer retention.

The ServiceWare Solution

We provide Knowledge Management solutions that enable companies to strengthen relationships with their customers, partners, suppliers and employees. We license software products to enterprises that form the basis of their Knowledge Management strategy or function as a component of their contact center or help desk infrastructure. Our solutions enable businesses to capture enterprise knowledge, solve customer problems, reuse solutions and share captured knowledge throughout the extended enterprise. Our solutions also enable the extended enterprise to access this knowledge online. In addition, through the self-learning capabilities of our patented MindSync search technology the solutions generated by our products are intelligent in that they are interactive, adaptable and have the capability to update automatically. We believe our solutions provide our customers with a number of key benefits, including:

- *Decreased Operating Costs.* By enabling end-users to access customer service online and by aiding customer service agents to more effectively handle user requests, our solutions often provide cost savings and improve employee productivity. These savings and increased productivity are a result of reduced telephone call volume, the ability to process more end-user interactions per employee and reduced levels of employee training.

- *Strengthened Relationships with their End-Users.* Our solutions allow enterprises to provide their customers and other end-users with improved, timely and accurate service. Enterprises realize that the service function provides them with their closest contact with their customers, and, by providing superior self or assisted service, they can create long-term customer satisfaction and loyalty. We believe that by providing better and more user-friendly service, our solutions increase the likelihood that a business' customers will complete specific transactions and that the enterprise will be able to attract and retain its customers.

- *Improved Dissemination of Enterprise Knowledge.* Our eService Suite enables our customers to develop a common knowledge base of intellectual capital, which is collected from their business systems and experts throughout their organization, and makes it available throughout the extended enterprise. All communications from a business to its customers, partners, suppliers or employees, whether through telephone support, self-service, or e-mail, draw from this knowledge base. Additionally, the patented MindSync technology contained in our eService Suite provides a self-learning capability that continually learns at each request, which keeps responses up to date and provides end-users with accurate answers to their questions.

- *Seamless Integration with Existing Solutions.* Our products are designed for rapid deployment, typically in eight to 12 weeks. Our software helps our customers to preserve their investments in, and deployments of, call center and help desk products, CRM solutions, workflow tools, knowledge bases and other applications. Our solution enhances these capabilities and integrates them into a cohesive and automated Internet service infrastructure by integrating with applications from leading companies such as Clarify/Amdocs, Peregrine Systems, and Siebel Systems. As a result, this enables our customers to deploy best of breed applications configured to suit their particular e-service needs.

- *Consistent Service Across Communication Channels.* Our solution allows access to knowledge from a wide variety of communication channels. Our proprietary software enables end-users to transfer inquiries easily from self-help to e-mail responses to live interaction. Escalation of end-user inquiries helps ensure that our clients efficiently apply the appropriate level of resources toward their customers' satisfaction while reducing the risk of losing a customer because of perceived unresponsiveness.

- *Scalability for Large and Growing Enterprises.* The architecture of the eService Suite allows both large and growing organizations to maintain a consistent level of service as the volume of traffic across their communication channels increases. By adding additional servers, providing replication features between servers and capitalizing on the capabilities of our Java-based architecture, our products provide consistent responsiveness to end-user interactions despite rising volumes of traffic.

Strategy

Our solutions enable enterprises to provide a Web-based platform by which customers, partners, suppliers and employees access and manage business critical knowledge. Our objective is to leverage this platform to become a leading worldwide provider of Knowledge Management solutions. To achieve our goal, we intend to:

- *Enhance Technology and Product Leadership.* We intend to broaden our leadership position in the Knowledge Management and e-service solutions market by continuing to increase the performance, functionality and scalability of our eService Suite. We plan to continue to design our products to be highly scalable throughout the extended enterprise, easily configurable and able to integrate with both front-end best of breed applications and existing enterprise systems. We plan to continue to devote resources to the development of new and innovative technologies, to increase efficiencies, offer immediate answers and minimize service response time. We intend to expand the current eService Suite offering to incorporate advances in knowledge acquisition.

- *Expand Strategic Alliances.* In order to broaden our market presence, enter new geographic and vertical markets, and increase adoption of our solutions, we plan to strengthen existing and pursue additional strategic alliances with consultants, systems integrators, value-added resellers and independent software vendors of complementary products. We intend to use these relationships to increase our sales by leveraging these organizations' industry expertise, business relationships and sales and marketing resources. Currently, we have strategic alliances with Electronic Data Systems Corporation, Clarify/Amdocs, Oracle, Siebel and EPAm Systems. Additionally, we plan to increase our service capabilities by pursuing strategic relationships with leading systems integrators and consultants.

- *Further Develop International Presence.* To capitalize on international opportunities for our e-service solutions, we have completed the first stage of our product localization efforts, concentrating on European markets. The eService Suite interface is currently available in French, Spanish, German and Dutch. Furthermore, we intend to increase our relationships with local distributors in international markets, including German-based MATERNA.

Products

ServiceWare's Knowledge Management solutions enables organizations to easily provide customers, partners, suppliers and employees with fast, accurate answers to inquiries across various communication channels including the phone, e-mail and the Web. Based on the Company's software and MindSync technology, software empowers organizations to deliver superior service and support, while reducing expenses. Our eService Suite includes our eService Site, eService Professional and eService Architect software products.

eService Site allows our customers to provide Web-based self-service to their end-users. End-users can access the eService Site through the Internet or a corporate Intranet. This Web-based e-service solution allows self-help users to access the knowledge base at any time, using an easy-to-use, intuitive interface via a natural language query. The eService Site can be customized to adopt the look and feel of the company's Web site.

eService Professional provides a Web-based application interface for customer service professionals to more easily navigate through the knowledge base, view various components of the knowledge base, capture and revise additional knowledge, and provide accurate answers to end-user questions. eService Professional integrates with many types of customer relationship applications to provide a seamless interface for a customer service professional.

eService Architect provides a robust set of knowledge tools that allows customers' subject matter experts and system administrators to design, manage and maintain knowledge bases. The eService Architect provides knowledge authoring and editing capabilities as well as administrative tools for all necessary product suite functions.

Services

Professional Services. Our professional services organization provides our customers with pre- and post-sales services. Pre-sales consulting services include our Decision Integrity process, which applies analytical methodologies and an understanding of business processes to help organizations make an informed decision regarding the choice of Knowledge Management as a technological solution. Post-sales implementation, integration and Knowledge Management consulting services, allow our customers to deploy our e-service solutions effectively. In addition, our professional services organization offers education and training to enable our customers' internal team to understand how to use our products, support the implementation and maintain of our solutions.

Customer Support. All customers under a maintenance agreement have access to our technical support engineers via telephone, fax or e-mail. In addition, we provide self-service support to our customers on a 24/7 basis through our www.serviceware.com Web site.

Technology and Architecture

We employ industry-standard technologies to create an object-based open architecture for all of our applications. The suite is based on an n-tiered architecture, which permits the use of multiple servers for scalability and a clear division of responsibility between our software programs. This division provides flexibility and scalability.

At the core of our technology is MindSync, which provides self-learning capability to our eService Suite. MindSync uses patented algorithm technology based on neural network and Bayesian statistical principles. Through these algorithms, MindSync is capable of learning from past transactions. Access to MindSync is provided via our knowledge server, which performs the role of an application server. The replication capability of the server was designed to update multiple databases worldwide on a distributed network by using any leading database application. This permits our customers to locate servers in various locations close to their end-user base.

The architecture is a framework built using Java and XML that includes components specifically designed to take advantage of each element of the modern Web environment. This enables an extremely configurable, extensible application to be delivered based on current Internet standards.

We are continually updating our software to run in the most common environments. ServiceWare now supports Solaris, Windows 2000 and NT operating environments to provide customers greater flexibility and security when implementing its solutions.

Customers

We have traditionally marketed our products and services to Global 2000 call centers and help desks in a wide range of vertical industries. Major customers during 2001 included Cingular Wireless and Reuters. The following is a partial list of our other customers during 2001.

Allegheny Energy
Allina Health Systems
Amgen
AT&T Wireless
Concord EFS
Compaq
EATON/Cutler-Hammer
First Union National Bank
Fourth Shift, a SoftBrands Company
Gelco Government Services
H&R Block
Hewlett-Packard
Hughes Supply
Made2Manage Systems
Marconi Communications
Marriott
NCS Pearson
Qualcomm
Respironics
Stream International
Texas Instruments
United Messaging
U.S. Army
U.S. Navy
U.S. Patent & Trademark Office

Sales and Marketing

We market our solutions through a direct sales force and indirect sales channels. We sell our solutions primarily through our direct sales force. We have sales personnel throughout North America and internationally in the United Kingdom.

To increase the effectiveness of our direct selling efforts and our penetration of the Knowledge Management solutions market, we build brand awareness of ServiceWare and our solutions through marketing programs. These programs include print and Web advertisements, direct mailings, public relations activities, seminars and other major industry/partner events, market research and our Web site.

Our marketing organization creates materials to support the sales process, including brochures, data sheets, case studies, presentations, white papers and demonstrations. In addition, our marketing group helps identify and develop key alliance opportunities and channel distribution relationships.

Strategic Alliances

We have established strategic alliances with leading providers of e-business software technologies. These alliances augment our sales and marketing initiatives by enabling us to increase market awareness, distribution and market penetration of our solutions and services, as well as to extend the technical and functional application of our e-service solutions.

Historically, we have had several categories of alliances, including distribution, software and services alliances. We have established distribution alliances with leading providers of complementary e-business and CRM technologies who resell or co-market our solutions. We benefit from the lead generation and established marketing capabilities of these firms. In turn, our alliance partners benefit from being able to offer more comprehensive solutions in their product offerings and thereby increase their customers' satisfaction. We currently have alliances with several vendors, including Clarify/Amdocs and Siebel.

We have established service alliances with leading systems integrators, including Electronic Data Systems Corporation and Materna, to increase our breadth of implementation services both nationally and around the globe. These services alliance partners complete a rigorous training program to become fully certified to implement our solutions, and we continue to work with our service alliance partners as a team to ensure a fast, effective path to the deployment of our Knowledge Management solution to enable our customers to reap the benefits of our Knowledge Management solution immediately.

We intend to continue to build and refine our strategies in selecting leading alliance partners in the dynamic and ever-changing marketplace. We believe that building key relationships with market leaders increase our opportunities in global expansion, enhanced solutions, and continued product innovations.

Research and Development

We have a 6 person internal research and development team that, together with our outside development resources, develop our product and service offerings. In conjunction with our outside development resources, we continue to enhance the features and performance of our existing products and services. In addition, we are continuing to develop new products and services to meet our customers' expectations of ongoing innovation and enhancement within our suite of products and services. We have entered into a strategic relationship with EPAm Systems, of Princeton, New Jersey, and Minsk, Belarus, to augment its research and development capabilities. This relationship gives ServiceWare access to approximately 250 developers in a cost effective offshore model. EPAm Systems is ISO 9001 certified and has completed complicated projects for major international corporations including Fortune 500 companies. This relationship has allowed us to streamline operating costs and increase productivity. Research and development is conducted by way of a clearly defined process that is a subset of industry standard Rational Unified Process.

The agreement with EPAm Systems states that consulting services will be provided in accordance with specific work orders. Payment for these services is billed weekly at a fixed fee. Additionally, pursuant to the agreement we are appointed resellers of their technical consulting and software development services. This contract expired in January 2002, but we are continuing to operate under this agreement while we are negotiating an extension.

Our ability to meet our customers' expectations depend on a number of factors, including our ability to identify and respond to emerging technological trends in our target markets, develop and maintain competitive products, enhance our existing products and services by adding features and functionality that differentiate them from those of our competitors and bring products and services to market on a timely basis and at competitive prices. Consequently, we have made, and we intend to continue to make, investments in research and development.

Competition

Competition in our marketplace is rapidly evolving and intense, and we expect competition to intensify further in the future as current competitors expand their product offerings and new competitors enter the market. Current competitors include in-house developed applications and providers of commercially available Knowledge Management solutions, including Kana Software, eGain Communications, and Primus Knowledge Solutions.

We believe that the principal competitive factors affecting our market include referenceable customers, the breadth and depth of a given solution, product quality and performance, core technology, product scalability and reliability, product features and the ability to implement solutions and respond timely to customer needs.

Although we believe that we currently compete favorably with respect to the principal competitive factors in our market, we may not be able to maintain our competitive position against current and potential competitors, especially those with significantly greater financial, marketing, service, support, technical and other resources. It is possible that new competitors or alliances among competitors may emerge and rapidly acquire significant market share. We also expect that competition will increase as a result of industry consolidation.

Intellectual Property

Our success and ability to compete effectively depends, in part, upon our proprietary rights. We rely on a combination of patent, copyright, trade secret and trademark laws, confidentiality procedures and contractual provisions to establish and protect our proprietary rights in our software, documentation and other written materials. These legal protections afford only limited protections for our proprietary rights and may not prevent misappropriation of our technology or deter third parties from developing similar or competing technologies.

We have two patents. One patent pertaining to our MindSync technology (formerly known as Cognitive Processor) was issued in the United States on July 28, 1998 and was also filed in Australia, Canada and the European Union. The other patent pertaining to certain proprietary data structures was issued on September 28, 1998.

We also have four trademark registrations in the United States and a Service mark for "ServiceWare" issued December 28, 1999.

We seek to avoid disclosure of our intellectual property by generally entering into confidentiality or license agreements with our employees, consultants and companies with which we have alliances, and generally control access to, and distribution of, our software, documentation and other proprietary information. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy or otherwise obtain and use our products or technology or to develop products with the same functionality as our products.

Policing unauthorized use of our proprietary information is difficult, and we may be unable to determine the extent of unauthorized copying or use of our products or technology. Further, third parties, which have been granted certain limited contractual rights to use proprietary information, may improperly use or disclose such proprietary information. In addition, certain components of our product suite require us to have licenses from third parties for use. These licenses may be subject to cancellation or non-renewal. In this event, we will be required to obtain new licenses for use of these products, which may not be available on commercially reasonable terms, if at all, and could result in product shipment delays and unanticipated product development costs.

Employees

Due to the difficult environment for technology companies in 2001 and a need to reduce our costs, we reduced staff during the year from 252 as of December 31, 2000 to 54 as of December 31, 2001. Our 54 employees include 14 in sales, 18 in professional services, 6 in research and development, 4 in marketing, 8 in general and administration, and 4 in operations. In spite of the difficult economic environment, we continue to believe that one of our strengths is the quality and dedication of our people and the shared sense of being part of a team. We strive to maintain a work environment that fosters professionalism, excellence, diversity and cooperation among our employees.

Additional Factors that May Affect Future Results

Set forth below and elsewhere in this Form 10-K and in other documents we file with the Securities and Exchange Commission are risks and uncertainties that could cause actual results to differ materially from the results contemplated by the forward-looking statements contained in this Form 10-K.

We may need additional capital to fund continued business operations and we cannot be sure that additional financing will be available.

We have historically required substantial amounts of capital to fund our business operations. Despite efforts to reduce our cost structure, we may experience negative cash flow from operations for the next few quarters.

We continue to evaluate alternative means of financing to meet our needs on terms that are attractive to us. We currently anticipate that our available funds will be sufficient to meet our projected needs to fund operations for the next 12 months. However, we may pursue additional financing to fund operations. From time to time, we have considered and discussed various financing alternatives and expect to continue such efforts to raise additional funds to support our operational plan. However, we cannot be certain that additional financing will be available to us on favorable terms when required, or at all.

If we are not able to obtain such capital, we may need to dramatically change our business strategy and direction, including pursuing the options to sell or merge our business, or liquidate.

In the past, we have funded our operating losses and capital expenditures through proceeds from equity offerings. Changes in equity markets in the past year have adversely affected our ability to raise equity financing and have adversely affected the markets for debt financing for companies with a history of losses such as ours. If we raise additional funds through the issuance of equity, equity-linked or debt securities, those securities may have rights, preferences or privileges senior to those of the rights of our common stock and, in light of our current market capitalization, our stockholders may experience substantial dilution.

We have a history of losses, anticipate that we will continue to incur losses for the next several quarters and may never achieve profitability.

Our limited operating history in our current line of business and the uncertain nature of the markets in which we compete make it difficult or impossible to predict future results of operations. As of December 31, 2001, we had an accumulated deficit of $66.7 million. We have not achieved profitability on a quarterly or annual basis to date. In 2001, we incurred net losses of $29.7 million and in 2000, we incurred net losses of $19.8 million. We expect to have decreased operating expenses as a result of our restructuring activities. However, if revenues do not stabilize or if they continue to decline, our losses will continue.

We may not succeed in attracting and retaining the personnel we need for our business and the integration of new management and personnel may strain our resources.

Our business requires the employment of highly skilled personnel, especially experienced software developers. The inability to recruit and retain experienced software developers in the future could result in delays in developing new versions of our software products or the release of deficient software products. Any such delays or defective products would likely result in lower sales. We may also experience difficulty in hiring and retaining sales personnel, product managers and professional services employees. The average tenure of our current employees is 2.7 years. Additionally, we have experienced a high turn-over rate in some of our senior management positions in the past few years. Continued high turn-over in management positions could have an adverse effect on our operations and business.

A significant percentage of our product development is performed by a third party internationally, the loss of which could substantially harm our product development efforts.

A significant percentage of our product development work, and some of our implementation services, are performed by a third-party development organization in Minsk, Belarus. Unpredictable developments in the political, economic and social conditions in Belarus, or our failure to maintain or renew our business relationship with this organization on terms similar to those which exist currently, could reduce or eliminate product development and implementation services. If access to these services were to be unexpectedly eliminated or significantly reduced, our ability to meet development objectives vital to our ongoing strategy would be hindered, and our business could be seriously harmed.

Our historical financial results may not be helpful in evaluating our prospects because our current line of products is relatively new.

We have undergone a number of changes in our business model. We began in 1991 as a provider of consulting services, and later developed and sold content relating to technology products for use by customer service operations. In July 1999, we acquired the Molloy Group and its complementary software product suite. Last year we integrated our product offerings with those of the Molloy Group and launched a suite of software and content products intended to form the basis of businesses' Knowledge Management solutions.

Since the announcement of our corporate restructuring in February 2001, we have re-allocated our resources to the ongoing enhancement of our eService Suite software product and in July 2001 sold our Content business. Because our current line of software products is relatively new, our historical financial results may not be helpful in evaluating our prospects.

It is difficult to draw conclusions about our future performance based on our past performance due to significant fluctuations in our quarterly operating results.

Our projected expense levels are based on our expectations regarding future revenues and are relatively fixed in the short term. Therefore, if revenue levels are below expectations in a particular quarter, operating results and net income are likely to be disproportionately adversely affected because our expenses are relatively fixed. In addition, a significant percentage of our revenues is typically derived from non-recurring sales to a limited number of customers, so it is difficult to estimate accurately future revenues.

Our quarterly results are also impacted by our revenue recognition policies. Our revenues are unpredictable and in recent quarters have fluctuated from $6.2 million in third quarter 2000 to $4.4 million in fourth quarter 2000 to $2.3 million in first quarter 2001 to $3.3 million in second quarter 2001 to $2.1 million in third quarter 2001 to $4.3 million in fourth quarter 2001. Because we generally recognize license revenues upon installation and training, sales orders from new customers in a quarter might not be recognized during that quarter. Delays in the implementation and installation of our software near the end of a quarter could also cause recognized quarterly revenues and, to a greater degree, results of operations to fall substantially short of anticipated levels. We often recognize revenues for existing customers shortly after an order is received because installation and training can generally be completed in significantly less time than for new customers. However, we may miss recognizing expected revenues at the end of a quarter due to delays in the receipt of expected orders by existing customers.

Revenues in any one quarter are not indicative of revenues in any future period because of these and other factors and, accordingly, we believe that certain period-to-period comparisons of our results of operations are not necessarily meaningful and should not be relied upon as indicators of future performance.

The Knowledge Management market is evolving and, if it does not grow rapidly, our business will be adversely affected.

The Knowledge Management solutions market is an emerging industry, and it is difficult to predict how large or how quickly it will grow, if at all. Customer service historically has been provided primarily in person or over the telephone with limited reference materials available for the customer service representative. Our business model assumes that companies which provide customer service over the telephone will find value in aggregating institutional knowledge by using our eService Suite and will be willing to access our content over the Internet. Our business model also assumes that companies will find value in providing some of their customer service over the Internet rather than by telephone. Our success will depend on the broad commercial acceptance of, and demand for, these Knowledge Management solutions.

Due to the lengthy sales cycles of our products and services, the timing of our sales are difficult to predict and may cause us to miss our revenue expectations.

Our products and services are typically intended for use in applications that may be critical to a customer's business. In certain instances, the purchase of our products and services involves a significant commitment of resources by prospective customers. As a result, our sales process is often subject to delays associated with lengthy approval processes that accompany the commitment of significant resources. These delays may worsen in the future as a greater proportion of our total revenues will be derived from our eService Suite, for which contracts have a higher average dollar value. For these and other reasons, the sales cycle associated with the licensing of our products and subscription for our services typically ranges between six and eighteen months and is subject to a number of significant delays over which we have little or no control. While our customers are evaluating whether our products and services suit their needs, we may incur substantial sales and marketing expenses and expend significant management effort. We may not realize forecasted revenues from a specific customer in the quarter in which we expend these significant resources because of the lengthy sales cycle for our products and services.

We may not be able to expand our business internationally, and, if we do, we face risks relating to international operations.

Our business strategy includes efforts to attract more international customers. We are currently exploring business opportunities in the United Kingdom and continental Europe. To date, we have only limited experience in providing our products and services internationally. If we are not able to market our products and services successfully in international markets, our expenses may exceed our revenues. By doing business in international markets we face risks, such as unexpected changes in tariffs and other trade barriers, fluctuations in currency exchange rates, difficulties in staffing and managing foreign operations, political instability, reduced protection for intellectual property rights in some countries, seasonal reductions in business activity during the summer months in Europe and certain other parts of the world, and potentially adverse tax consequences, any of which could adversely impact our international operations and may contribute further to our net losses.

If we are not able to keep pace with rapid technological change, sales of our products may decrease.

The software industry is characterized by rapid technological change, including changes in customer requirements, frequent new product and service introductions and enhancements and evolving industry standards. If we fail to keep pace with the technological progress of our competitors, sales of our products may decrease.

We depend on technology licensed to us by third parties, and the loss of this technology could delay implementation of our products, injure our reputation or force us to pay higher royalties.

We rely, in part, on technology that we license from a small number of software providers for use with our products. After the expiration of these licenses, this technology may not continue to be available on commercially reasonable terms, if at all, and may be difficult to replace. The loss of any of these technology licenses could result in delays in introducing or maintaining our products until equivalent technology, if available, is identified, licensed and integrated. In addition, any defects in the technology we may license in the future could prevent the implementation or impair the functionality of our products, delay new product introductions or injure our reputation. If we are required to enter into license agreements with third parties for replacement technology, we could be subject to higher royalty payments.

Problems arising from the use of our products with other vendors' products could cause us to incur significant costs, divert attention from our product development efforts and cause customer relations problems.

Our customers generally use our products together with products from other companies. As a result, when problems occur in a customer's systems, it may be difficult to identify the source of the problem. Even when these problems are not caused by our products, they may cause us to incur significant warranty and repair costs, divert the attention of our technical personnel from our product development efforts and cause significant customer relations problems.

If certain companies cease to provide open program interfaces for their customer relationship management software, it will be difficult to integrate our software with theirs. This will decrease the attractiveness of our products.

Our ability to compete successfully also depends on the continued compatibility and interoperability of our products with products and systems sold by various third parties, specifically including CRM software sold by Clarify, Oracle, Peregrine Systems, and Siebel Systems. Currently, these vendors have open applications program interfaces, which facilitate our ability to integrate with their systems. If any one of them should close their programs' interface or if they should acquire one of our competitors, our ability to provide a close integration of our products could become more difficult, or impossible, and could delay or prevent our products' integration with future systems. Inadequate integration with other vendors' products would make our products less desirable and could lead to lower sales.

We face intense competition from both established and recently formed entities, and this competition may adversely affect our revenues and profitability because we compete in the emerging market for Knowledge Management solutions.

We compete in the emerging market for Knowledge Management solutions and changes in the Knowledge Management solutions market could adversely affect our revenues and profitability. We face competition from many firms offering a variety of products and services. In the future, because there are relatively low barriers to entry in the software industry, we expect to experience additional competition from new entrants into the Knowledge Management solutions market. It is also possible that alliances or mergers may occur among our competitors and that these newly consolidated companies could rapidly acquire significant market share. Greater competition may result in price erosion for our products and services, which may significantly affect our future operating margins.

If our software products contain errors or failures, sales of these products could decrease.

Software products frequently contain errors or failures, especially when first introduced or when new versions are released. In the past, we have released products that contained defects, including software errors in certain new versions of existing products and in new products after their introduction. In the event that the information contained in our products is inaccurate or perceived to be incomplete or out-of-date, our customers could purchase our competitors' products or decide they do not need Knowledge Management solutions at all. In either case, sales would decrease. Our products are typically intended for use in applications that may be critical to a customer's business. As a result, we believe that our customers and potential customers have a great sensitivity to product defects.

We could incur substantial costs as a result of product liability claims because our products are critical to the operations of our customers' businesses.

Our products are critical to the operations of our customers' businesses. Any defects or alleged defects in our products entail the risk of product liability claims for substantial damages, regardless of our responsibility for the failure. Although our license agreements with our customers typically contain provisions designed to limit our exposure to potential product liability claims, these provisions may not be effective under the laws of certain jurisdictions. In addition, product liability claims, even if unsuccessful, may be costly and divert management's attention from our operations. Software defects and product liability claims may result in a loss of future revenue, a delay in market acceptance, the diversion of development resources, damage to our reputation or increased service and warranty costs.

If our customers' system security is breached and confidential information is stolen, our business and reputation could suffer.

Users of our products transmit their and their customers' confidential information, such as names, addresses, social security numbers and credit card information, over the Internet. In our license agreements with our customers, we disclaim responsibility for the security of confidential data and have contractual indemnities for any damages claimed against us. However, if unauthorized third parties are successful in illegally obtaining confidential information from users of our products, our reputation and business may be damaged, and if our contractual disclaimers and indemnities are not enforceable, we may be subject to liability.

We may acquire or make investments in companies or technologies that could cause disruptions to our business.

We intend to explore opportunities to acquire companies or technologies in the future. Entering into an acquisition entails many risks, any of which could adversely affect our business, including:

- failure to integrate the acquired assets and/or companies with our current business;
- the price we pay may exceed the value we eventually realize;
- potential loss of share value to our existing stockholders as a result of issuing equity securities as part of all of the purchase price;
- potential loss of key employees from either our current business or the acquired business;
- entering into markets in which we have little or no prior experience;
- diversion of management's attention from other business concerns;
- assumption of unanticipated liabilities related to the acquired assets; and
- the business or technologies we acquire or in which we invest may have limited operating histories and may be subject to many of the same risks we are.

We may not be able to protect our intellectual property rights, which may cause us to incur significant costs in litigation and an erosion in the value of our brands and products.

Our business is dependent on proprietary technology and the value of our brands. We rely primarily on patent, copyright, trade secret and trademark laws to protect our technology and brands. We currently have two patents. One of these patents pertains to certain proprietary data structures and the other pertains to our Cognitive Processor, now known as MindSync technology. Our patents may not survive a legal challenge to their validity or provide meaningful protection to us. Litigation to protect our patents would be expensive and the loss of our patents would decrease the value of our products. Defending against claims of patent infringement would also be expensive and, if successful, we could be forced to redesign our products, pay royalties, or cease selling them. In addition, effective trademark protection may not be available for our trademarks. The use by other parties of our trademarks would dilute the value of our brands.

Notwithstanding the precautions we have taken, a third party may copy or otherwise obtain and use our software or other proprietary information without authorization or may develop similar software independently. Policing unauthorized use of our technology is difficult, particularly because the global nature of the Internet makes it difficult to control the ultimate destination or security of software or other transmitted data. Further, we have granted certain third parties limited contractual rights to use proprietary information which they may improperly use or disclose. The laws of other countries may afford us little or no effective protection of our intellectual property. The steps we have taken may not prevent misappropriation of our technology, and the agreements entered into for that purpose may not be enforceable. The unauthorized use of our proprietary technologies could also decrease the value of our products.

The success of our software products depends on its adoption by our customers' employees. If these employees do not accept the implementation of our products, our customers may fail to renew their service contracts and we may have difficulty attracting new customers.

The effectiveness of our eService Suite depends in part on widespread adoption and use of our software by our customers' customer service personnel and on the quality of the solutions they generate. Resistance to our software by customer service personnel and an inadequate development of the knowledge base may make it more difficult to attract new customers and retain old ones.

Some of our customers have found that customer service personnel productivity initially drops while customer service personnel become accustomed to using our software. If an enterprise deploying our software has not adequately planned for and communicated its expectations regarding that initial productivity decline, customer service personnel may resist adoption of our software.

The knowledge base depends in part on solutions generated by customer service personnel and, sometimes, on the importation of our customers' legacy solutions. If customer service personnel do not adopt and use our products effectively, necessary solutions will not be added to the knowledge base, and the knowledge base will not adequately address service needs. In addition, if less-than-adequate solutions are created and left uncorrected by a user's quality-assurance processes or if the legacy solutions are inadequate, the knowledge base will similarly be inadequate, and the value of our eService Suite to end-users will be impaired. Thus, successful deployment and broad acceptance of our eService Suite will depend in part on whether our customers effectively roll-out and use our software products and the quality of the customers' existing knowledge base of solutions.

We depend on increased business from our new customers and, if we fail to grow our client base or generate repeat business, our operating results could be adversely affected.

If we fail to grow our customer base or generate repeat and expanded business from our current and future customers, our business and operating results will be seriously harmed. Some of our customers initially make a limited purchase of our products and services for pilot programs. If these customers do not successfully develop and deploy such initial applications, they may choose not to purchase complete deployment or development licenses. Some of our customers who have made initial purchases of our software have deferred or suspended implementation of our products due to slower than expected rates of internal adoption by customer service personnel. If more customers decide to defer or suspend implementation of our products in the future, we will be unable to increase our revenue from these customers from additional licenses or maintenance agreements, and our financial position will be seriously harmed.

In addition, as we introduce new versions of our products or new products, our current customers may not need our new products and may not ultimately license these products. Any downturn in our software licenses revenues would negatively impact our future service revenues because the total amount of maintenance and service fees we receive in any period depends in large part on the size and number of licenses that we have previously sold. In addition, if customers elect not to renew their maintenance agreements, our service revenues could be significantly adversely affected.

A decline in Information Technology spending could reduce the sale of our products.

The license fees for our products typically range from approximately several hundred thousand to several million dollars. These fees often represent a significant expenditure of Information Technology ("IT") capital for our customers. It is possible for our customers' and potential customers' IT spending to decline as a result of a weakened economy, or due to other factors. Such a decline could cause us to be unable to maintain or increase our sales volumes and achieve our targeted revenue growth.

Increasing government regulation of the Internet could harm our business.

As e-business, Knowledge Management and the Internet continue to evolve, we expect that federal, state and foreign governments will adopt laws and regulations tailored to the Internet covering issues like user privacy, taxation of goods and services provided over the Internet, pricing, content and quality of products and services. If enacted, these laws and regulations could limit the market for e-business and Knowledge Management and, therefore, the market for our products and services.

The Telecommunications Act of 1996 prohibits certain types of information and content from being transmitted over the Internet. The prohibition's scope and the liability associated with a violation of the Telecommunications Act's information and content provisions are currently unsettled. The imposition upon us and other software and service providers of potential liability for information carried on or disseminated through our applications could require us to implement measures to reduce our exposure to this liability. These measures could require us to expend substantial resources or discontinue certain services. In addition, although substantial portions of the Communications Decency Act, the Act through which the Telecommunications Act of 1996 imposes criminal penalties, were held to be unconstitutional, similar legislation may be enacted and upheld in the future. It is possible that this new legislation and the Communications Decency Act could expose companies involved in e-business to liability, which could limit the growth of Internet usage and e-business generally and, therefore, the demand for Knowledge Management solutions. In addition, similar or more restrictive laws in other countries could have a similar effect and hamper our plans to expand overseas.

We may become involved in securities class action litigation which could divert management's attention and harm our business.

The stock market is currently experiencing significant price and volume fluctuations that have affected the market price for the common stocks of technology companies. These broad market fluctuations may cause the market price of our common stock to decline. In the past, following periods of volatility in the market price of a particular company's securities, securities class action litigation has often been brought against that company. We may become involved in that type of litigation in the future. Litigation is often expensive and diverts management's attention and resources, which could harm our business and operating results.

The low price of our common stock and the low market value of public float could result in the delisting of our common stock.

On February 14, 2002, we received a compliance notice from The Nasdaq Stock Market. In this letter, Nasdaq informed us that our common stock had failed to maintain a minimum bid price per share of $1.00 over the last 30 consecutive trading days, as required by The Nasdaq National Market under Marketplace Rule 4450(a)(5).

In accordance with Marketplace Rule 4450(e)(2), we will have until May 15, 2002, or 90 calendar days from such notification, to regain compliance with Nasdaq's continued listing requirements. If at any time before May 15, 2002 the minimum bid price per share is $1.00 for a minimum of ten consecutive trading days, Nasdaq will determine if we then comply with Nasdaq's continued listing requirements. If we are unable to demonstrate compliance with the continued listing requirements on or before May 15, 2002, Nasdaq staff will provide us with written notification that its securities will be removed from the Nasdaq National Market.

In response to the letter from Nasdaq, we submitted an application to transfer the listing of its common stock to The Nasdaq SmallCap Market. If the application is approved, we will be afforded an additional 180-day grace period which will extend the delisting determination until August 13, 2002. We may also be eligible for an additional 180-day grace period provided that it meets the initial listing criteria for the SmallCap Market under Market Place Rule 4310(c)(2)(A). There can be no assurance that Nasdaq will approve our application to transfer to the SmallCap Market or that if approved we will remain compliant with the applicable continued listing requirements.

If our common stock is permitted to move to the SmallCap Market and is unable to meet the minimum maintenance requirements during the extended grace period, then we would be subject to delisting from the Nasdaq SmallCap Market. In that event, we would be notified of any Nasdaq staff determination to this effect and it would then have the right to appeal such a delisting determination to the Nasdaq Listings Qualifications Panel.

If our common stock would be delisted by Nasdaq, our securities would be eligible to trade on the OTC Bulletin Board maintained by Nasdaq, another over-the-counter quotation system, or on the pink sheets where an investor may find it more difficult to dispose of or obtain accurate quotations as to the market value of the securities. In addition, we would be subject to a Rule promulgated by the Securities and Exchange Commission that, if we fail to meet criteria set forth in such Rule, imposes various practice requirements on broker-dealers who sell securities governed by the Rule to persons other than established customers and accredited investors. For these types of transactions, the broker-dealer must make a special suitability determination for the purchaser and have received the purchaser's written consent to the transactions prior to sale. Consequently, the Rule may deter broker-dealers from recommending or selling our common stock, which may further affect the liquidity of our common stock.

Delisting from Nasdaq will make trading our shares more difficult for investors, potentially leading to further declines in our share price. It would also make it more difficult for us to raise additional capital. Further, if we are delisted we would also incur additional costs under state blue sky laws in connection with any sales of our securities.

MANAGEMENT

Executive Officers

The following table sets forth specific information regarding our executive officers as of March 19, 2002:

Name	Age	Position(s)
Thomas Unterberg	70	Chairman of the Board of Directors
Kent Heyman	46	President, Chief Executive Officer
Scott Schwartzman	39	Chief Operating Officer and Treasurer
Richard Liebman	46	Interim Chief Financial Officer
Charles Rudisill	39	Vice President of Business Development

Thomas Unterberg has served as Chairman of the Board of Directors since June 2001. He is a co-founder and has served as a Chairman of C.E. Unterberg, Towbin, an investment banking firm, since June 1989. Prior to that he served as Head of Technology Banking and a Partner of Lehman Brothers from 1987 to 1990. From 1977 through 1986 Mr. Unterberg was a General Partner/ Managing Director, and Chairman of L.F. Rothschild, Unterberg, Towbin Holdings, Inc. and from 1960 to 1977 he was a partner of C.E. Unterberg, Towbin. Mr. Unterberg currently serves on the boards of directors of Electronics for Imaging, Inc., Systems and Computer Technology Corporation, ECCS, Inc., Centrax Corporation, Inc., AES Corporation, and Club One, LLC. Mr. Unterberg is a graduate of Princeton University and received a Master's degree in Business Administration from the Wharton School, University of Pennsylvania.

Kent Heyman joined ServiceWare in September 2001 to serve as President and Chief Executive Officer. Prior to that he was one of three founding employees and a senior vice president at Mpower Communications, where he was responsible for the strategic direction of the company. During his five-year tenure, Mr. Heyman helped take the company from a start-up to a national integrated communications company with more than 2,000 employees in 42 markets across the nation. He has also served as litigation department chairman and lead trial counsel for Dowling Magarian Aaron and Heyman. Mr. Heyman earned a doctor of law (J.D.) degree from University of the Pacific's McGeorge School of Law, and received a bachelor's degree from California State University, Fresno.

Scott Schwartzman has served as our Chief Operating Officer since October 2001 and was named Treasurer in September 2001. Mr. Schwartzman previously served as our Vice President of Global Enterprise Services since joining ServiceWare in October 2000. From September 1998 to September 2000, he was employed as Vice President of Professional Services at Firepond, Inc., a provider of e-business selling solutions. From February 1994 to August 1998 Mr. Schwartzman was employed by SAP America, an Enterprise Resource Planning (ERP) software company, where he held a variety of positions and was most recently Director of Professional Services. Prior to SAP, Schwartzman held positions in operations and systems management at Star Dynamic Corporation, Dep Corporation and Revlon Corporation. Mr. Schwartzman received a Bachelor of Science degree in Business Administration from Syracuse University.

Richard Liebman has been our Interim Chief Financial Officer since January 2002. Prior to joining us, Mr. Liebman was Chief Financial Officer for eCal Corporation, a provider of Internet based calendar services, from October 1998 until January 2001. Prior to that, Mr. Liebman was Senior Vice President of Pennsylvania Merchant Group, Ltd., an investment banking firm from January 1997 to October 1998. From June 1994 until January 1997, Mr. Liebman was Managing Director of Liebman Capital, Inc., which focused on investing in businesses in the technology field. Mr. Liebman received his Bachelor of Arts degree in economics from Brown University and his Masters in Business Administration from Columbia Business School.

Charles Rudisill has served as our Vice President of Business Development since December 2000. From October 1999 to November 2000, Mr. Rudisill was employed as Managing Director of Trans@ctive Partners, Inc. a boutique investment banking firm. From June 1994 to June 1999 Mr. Rudisill held positions at Mastech Corporation (now iGATE Capital Corporation) as Investor Relations Director and Director of Corporate Development. Mr. Rudisill received a Bachelor of Science degree in Business Administration from Shenandoah University.

Item 2. Properties

We own no real property. Our largest facility is located in Oakmont, Pennsylvania, where we lease office space. The term of the lease expires in 2006. We also leased an office in Parsippany, New Jersey. The Parsippany lease expired in January 2002, and a small executive office suite was sublet in Princeton, New Jersey. We also lease small offices in Redwood City, California with the term of lease expiring in June 2002 and in the United Kingdom. We believe that our current facilities are adequate to support our existing operations. We also believe that we will be able to obtain suitable additional facilities on commercially reasonable terms on an "as needed" basis.

Item 3. Legal Proceedings

We are not a party to any material legal proceedings.

Item 4. Submission of Matters to a Vote of Security Holders

Not applicable.

PART II

Item 5. Market for Registrant's Common Equity and Related Stockholder Matters

Market for the Company's Common Stock

Our common stock has been quoted on the Nasdaq National Market since August 25, 2000. On March 19, 2002, the last sale price of our common stock was $0.37 per share. The following table sets forth the range of high and low bid prices for our common stock for the periods indicated. Such over-the-counter market quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not necessarily represent actual transactions.

	High	Low
2000		
Fourth Quarter	$7.69	$2.50
2001		
First Quarter	$4.88	$0.66
Second Quarter	$1.06	$0.45
Third Quarter	$0.78	$0.11
Fourth Quarter	$0.60	$0.12
2002		
First Quarter (January 1, 2002 to March 19, 2002)	$0.95	$0.33

As of March 19, 2002, there were approximately 365 holders of record of our common stock. We believe that a substantially larger number of beneficial owners hold shares of our common stock in depository or nominee form.

Dividend Policy

Prior to our initial public offering in August 2000, we declared and paid dividends on our Series A and Series B preferred stock in cash and shares of common stock. Series C preferred stock also received dividend shares as a result of anti-dilution provisions. A total of $157,925 was paid in cash and 670,138 shares of common stock were issued in conjunction with these dividends. At the time of our initial public offering, all shares of our preferred stock were converted into shares of our common stock.

We do not anticipate paying any cash dividends in the foreseeable future. We currently intend to retain any future earnings to finance the expansion of our business. Moreover, our bank credit facility restricts our ability to pay cash dividends.

Recent Sales of Unregistered Securities

None.

Uses of Proceeds from Registered Securities

On August 24, 2000, the SEC declared effective our initial public offering Registration Statement on Form S-1 (File No. 333-33818). The managing underwriter in the offering was C.E. Unterberg, Towbin. The Registration Statement covered the sale of 4,500,000 shares of our common stock at an offering price of $7 per share. In addition to the 4,500,000 shares of common stock offered, C.E. Unterberg, Towbin was given an option to purchase up to an additional 675,000 shares of common stock at an offering price of $7 per share. C.E. Unterberg, Towbin purchased an aggregate of 5,175,000 shares of our common stock for an aggregate consideration of approximately $36.2 million. Proceeds after accounting for approximately $2.5 million in underwriting discounts and commissions and approximately $2.1 million in other expenses were $31.6 million. The underwriting discounts and commissions of approximately $2.5 million were paid to C.E. Unterberg, Towbin, which beneficially owns over 10% of our common stock. Principally all of the net proceeds had been invested in United States government securities and investment-grade, interest-bearing instruments with maturities of a maximum of two years. Of the net proceeds, we used $2.5 million to repay our term loan, $1.0 million to repay our revolving credit facility, and $3.3 million for property and equipment acquisitions. The remaining $24.8 million has been used to support ongoing operating expenses. As of the date of this filing, all of the net proceeds from the IPO have been fully utilized.

Item 6. Selected Financial Data

You should read the selected consolidated financial data set forth below along with "Management's Discussion and Analysis of Financial Condition of Operations" and our consolidated financial statements and related notes. We have derived the consolidated statement of operations data for the year ended December 31, 2001 and the consolidated balance sheet data as of December 31, 2001 from our consolidated financial statements. We have derived all other data in this table from financial statements not included in this Form 10-K.

	For the year ended December 31,				
	2001	2000	1999	1998	1997
STATEMENT OF OPERATIONS DATA (Prior year amounts restated)	(in thousands, except share and per share data)				
Revenue					
Licenses	$ 5,912	$ 11,168	$ 3,420	$ 2,749	$ 2,362
Services	6,021	5,968	3,363	1,640	111
Total revenues	11,933	17,136	6,783	4,389	2,473
Cost of revenues					
Cost of licenses	2,685	1,415	457	160	21
Cost of services	8,253	8,163	2,839	1,005	210
Total cost of revenues	10,938	9,578	3,296	1,165	231
Gross margin	995	7,558	3,487	3,224	2,242
Operating expenses					
Sales and marketing	13,579	16,596	9,501	5,748	1,517
Research and development	6,345	4,404	2,560	1,485	809
General and administrative	3,631	3,456	2,334	2,703	1,881
Intangible assets amortization	4,828	5,059	2,204	—	—
Restructuring and other non-recurring charges	4,547	426	84	98	—
Total operating expenses	32,930	29,941	16,683	10,034	4,207
Loss from operations	(31,935)	(22,383)	(13,196)	(6,810)	(1,965)
Other income (expense), net	449	602	(173)	(13)	40
Net loss from continuing operations	$(31,486)	$(21,781)	$(13,369)	$ (6,823)	$(1,925)
Net income from discontinued operations	1,240	2,005	3,307	3,007	416
Net gain from disposal of a business segment	532	—	—	—	—
Net loss	$(29,714)	$(19,776)	$(10,062)	$ (3,816)	$(1,509)
Less preferred dividend amounts	—	—	(95)	(124)	(59)
Net loss applicable to common stockholders	$(29,714)	$(19,776)	$(10,157)	$ (3,940)	$(1,568)
Net loss per common share, basic and diluted					
Continuing operations	$ (1.30)	$ (1.65)	$ (2.49)	$ (1.50)	$ (0.43)
Discontinued operations	0.07	0.15	0.61	0.65	0.09
Net loss per share	$ (1.23)	$ (1.50)	$ (1.88)	$ (0.85)	$ (0.34)
Shares used in computing per share amounts	24,220	13,179	5,402	4,622	4,609

	As of December 31,				
	2001	2000	1999	1998	1997
Balance Sheet Data:	(in thousands)				
Cash & cash equivalents and investments	$ 4,790	$ 25,764	$ 6,623	$ 891	$ 1,955
Working capital	636	21,837	(2,695)	(3,687)	386
Total assets	13,886	47,072	26,187	5,576	5,287
Outstanding debt including capital leases	451	596	4,402	1,968	416
Stockholders' equity (capital deficiency)	6,310	34,569	10,661	(2,301)	1,498

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and related notes.

Overview

During 2001, we took several steps to try to improve our financial results. In February 2001, we announced a strategic corporate restructuring program pursuant to which we would reduce costs and focus our business exclusively on revenue growth opportunities in our Software business. Another restructuring plan was implemented in July 2001. As part of the restructuring plans, 55 employees were laid off on February 28, 2001, and an additional 75 employees were laid off on July 10, 2001. On October 22, 2001, we announced that in order to address the challenges of the on-going economic downturn, we had taken aggressive steps to further reduce our cost structure, including a company wide workforce reduction of approximately 50 people. The costs recognized for these plans totaled $2.6 million.

In July 2001, we announced that our Content business segment was sold to RightAnswers in accordance with the terms of a Purchase and Sale Agreement dated July 20, 2001. RightAnswers is a limited liability company that was formed to acquire our Content business. The Chief Executive Officer of RightAnswers, Mark Finkel, was our Chief Financial Officer from January 2000 to July 2001. In addition, Mr. Finkel owns an equity interest in RightAnswers. The consideration we received for the sale consisted of an assumption of approximately $0.5 million of net liabilities associated with the business.

In September 2001, we announced that Kent Heyman was appointed CEO and President by our Board of Directors. Prior to joining ServiceWare, Mr. Heyman was one of three founding employees and a senior vice president at Mpower Communications.

In October 2001, we announced a strategic relationship with EPAm Systems, a provider of outsourced application development services. EPAm is knowledgeable about our products because of its past involvement in our product development. In the near term, our relationship with EPAm will enable us to deliver customer focused product enhancements and improved product functionality. Under the agreement, we will be a strategic reseller of EPAm's development services within the United States. This contract expired in January 2002, but we are continuing to operate under this agreement while we are negotiating an extension.

Our operating losses, as well as our negative operating cash flow, have been significant to date. We expect to have positive operating margins over time by increasing the number of our customers and selling them additional services without significantly increasing related capital expenditures and other operating costs. We do not know if we will be able to achieve these objectives.

As of December 31, 2001, we had $4.8 million in cash and short-term investments. Based upon internal projections as well as the additional $1.5 million of capital (described in footnote 18 of the financial statements), we expect that this amount will allow us to remain funded for the next 12 months. We also expect to pursue additional funding to finance our operations and the development of our business. We have several one-time obligations to be paid generally through 2002 including items such as severances, but have taken steps to reduce our recurring costs to approximate our anticipated level of revenues. These steps included layoffs in July, August and October 2001 of approximately 50, 75 and 50 employees, respectively. We sold our Content business segment in July 2001. As a result, all financial data for the Content business has been presented separately as discontinued operations. Financial information for prior periods has been restated accordingly. Our future capital needs will be highly dependent on market demand for our products and services as well as our ability to control expenses and to manage the restructuring of operations.

We market and sell our products in North America through our direct sales force. Internationally, we market products primarily through value-added resellers, software vendors and system integrators. International revenues were 8% of total revenues in 2001, but historically have not been a significant percentage of total revenues. We derive our revenues from licenses for software products and from providing related services, including installation, training, consulting, customer support and maintenance contracts. Licenses revenues include fees for perpetual and annual licenses. Services revenues contain variable fees for installation, training and consulting, as well as fixed fees for customer support and maintenance contracts. We recognize revenues on license fees after a non-cancelable license agreement has been signed, the product has been delivered, the fee is fixed, determinable and collectable, and there is vendor-specific objective evidence to support the allocation of the total fee to elements of a multiple-element arrangement using the residual method. We recognize revenues on installation, training and consulting on a time-and-material basis, and customer support and maintenance contracts are recognized over the life of the contract.

Cost of license revenues consists primarily of the expenses related to royalties, the cost of media on which our product is delivered, product fulfillment costs, amortization of purchased technology, salaries, benefits, direct expenses and allocated overhead costs related to product fulfillment. Cost of services revenues consists of the salaries, benefits, direct expenses and allocated overhead costs of customer support and services personnel, fees for sub-contractors and the costs associated with maintaining our customer support site.

We classify our core operating costs into four general categories: sales and marketing, research and development, general and administrative, and intangible assets amortization based upon the nature of the costs. Special one time charges, including restructuring costs, are presented separately as restructuring and other non-recurring charges to enable the reader to determine core operating costs. We allocate the total costs for overhead and facilities, based upon headcount, to each of the functional areas that benefit from these services. Allocated charges include general overhead items such as building rent, equipment-leasing costs, telecommunications charges and depreciation expense. Sales and marketing expenses consist primarily of employee compensation for direct sales and marketing personnel, travel, public relations, sales and other promotional materials, trade shows, advertising and other sales and marketing programs. Research and development expenses consist primarily of expenses related to the development and upgrade of our proprietary software and other technologies. These expenses include employee compensation for software developers and quality assurance personnel and third-party contract development costs. General and administrative expenses consist primarily of compensation for personnel and fees for outside professional advisors. Intangible assets amortization expense consists primarily of the amortization of intangible assets acquired through our acquisition of the Molloy Group in 1999. These assets are amortized on a straight line basis over their respective estimated useful lives. Restructuring and other non-recurring charges consist of costs incurred for restructuring plans and other costs related to the separation of senior executives.

Net income from discontinued operations represents the net results of operations of the Content business through July 20, 2001, the date of sale. Revenues from discontinued operations were derived from licenses for content products including both perpetual licenses and periodic subscription access and from providing content writing services under contract. We recognized revenues on license fees after a non-cancelable license agreement was signed, the product was delivered, the fee was fixed, determinable and collectable, and there was vendor-specific objective evidence to support the allocation of the total fee to elements of a multiple-element arrangement using the residual method. We recognized revenues on periodic subscription licenses over the subscription term. We recognized revenues on content writing services as performed over the life of the contract.

Cost of license revenues from discontinued operations consisted primarily of the expenses related to royalties, the cost of media on which our product was delivered, product fulfillment costs, and the costs associated with maintaining our RightAnswers.com Web site. Cost of service revenues from discontinued operations consisted of the salaries, benefits, direct expenses and allocated overhead costs of personnel providing content writing services.

Operating costs from discontinued operations consisted of sales and marketing efforts related to the Content business and research and development expenses consisting primarily of expenses related to the development and upgrade of our content technologies and employee compensation for content developers.

The gain on the sale of the segment of $532,000 represents the net liabilities assumed by the buyer. No other consideration was involved.

Our contractual obligations as of December 31, 2001 consist of the following:

	Payments due by period (in thousands)			
	Total	Less than 1 year	1-3 years	4-5 years
Long term debt	$ 258	$172	$ 86	$—
Capital lease obligations	226	58	113	55
Operating leases	1,045	677	366	2
Total contractual obligations	$1,529	$907	$ 565	$57

During 2001, the Company entered into a sublease for part of its office space in Oakmont, Pennsylvania. The monthly lease payment is $5,927. The term of the sublease is concurrent with the Company's lease which is through March 31, 2006, however, the sublease may be terminated by either party with 90 days written notice at any time after January 31, 2002. In 2001, $25,811 was received in rental payments for this sublease.

Results of Operations

The following table sets forth consolidated statement of operations data as a percentage of revenues for the periods indicated:

	For the year ended December 31,		
	2001	2000	1999
Revenues			
Licenses	49.5%	65.2%	50.4%
Services	50.5	34.8	49.6
Total Revenues	100.0	100.0	100.0
Cost of revenues			
Cost of licenses	22.5	8.3	6.7
Cost of services	69.2	47.6	41.9
Total cost of revenues	91.7	55.9	48.6
Gross Margin	8.3	44.1	51.4
Operating expenses:			
Sales and marketing	113.8	96.8	140.1
Research and development	53.2	25.7	37.7
General and administrative	30.4	20.2	34.4
Intangible assets amortization	40.5	29.5	32.5
Restructuring and other non-recurring charges	38.1	2.5	1.2
Total operating expenses	276.0	174.7	245.9
Loss from operations	(267.6)	(130.6)	(194.5)
Other income (expense) net	3.8	3.5	(2.6)
Loss from continuing operations	(263.9)	(127.1)	(197.1)
Net income from discontinued operations	10.4	11.7	48.8
Net gain from disposal of a business segment	4.5	0.0	0.0
Net loss	(249.0)%	(115.4)%	(148.3)%
Less preferred dividend amounts	(0.0)	(0.0)	(1.4)
Net loss applicable to common stock	(249.0)%	(115.4)%	(149.7)%

Years Ended December 31, 2001 and 2000

Revenues

Total revenues decreased 30.4% to $11.9 million in 2001 from $17.1 million in 2000 caused by a variety of factors including a general weakness in the technology sector. License revenues decreased 47.1% to $5.9 million in 2001 from $11.2 million in 2000. The decrease in license revenues was primarily attributable to a decreased number of contracts with new customers. In 2001, we recognized revenue for 13 contracts versus 71 contracts in 2000. Service revenues remained steady with $6.0 million reported in both periods. An increase in the amount of software maintenance revenue was offset by a decrease in the amount of professional service revenues.

Cost of Revenues

Cost of revenues increased to $10.9 million in 2001 from $9.6 million in 2000. Cost of revenues as a percentage of revenues increased to 91.7% from 55.9%. Cost of license revenues increased to $2.7 million in 2001 from $1.4 million in 2000. As a percentage of revenues, it increased to 22.5% from 8.3%. The increase in the cost of license revenues was primarily attributable to an increase in product royalties paid to third parties as a result of new agreements entered into late in 2000.

Cost of service revenues increased slightly to $8.3 million in 2001 from $8.2 million in 2000. As a percentage of revenues, it increased to 69.2% from 47.6%. The increase in the cost of service revenues was primarily attributable to higher personnel costs in 2001 offset by a decrease in the use of third parties to perform services.

Operating Expenses

Sales and Marketing. Sales and marketing expenses decreased to $13.6 million, or 113.8% of revenues, in 2001 from $16.6 million, or 96.8% of revenues, in 2000. The decrease in sales and marketing expenses is primarily the result of significant decreases in sales personnel costs including salaries, bonus, commission and recruiting fees. The number of sales employees decreased throughout the year to 17 at December 31, 2001 from 76 at December 31, 2000, an overall decrease of 78%. Additionally, a decrease in marketing spending for tradeshows and advertising as well as amounts spent in 2000 that were not spent in 2001 to change our name and update our corporate image and to hold a user group conference contributed to the decrease in sales and marketing expenses. The increase as a percentage of revenues was attributable to the decrease in revenues exceeding the decrease in sales and marketing expenses.

Research and Development. Research and development expenses increased to $6.3 million, or 53.2% of revenues, in 2001 from $4.4 million, or 25.7% of revenues, in 2000. The increase is a result of no allocation of software development costs to discontinued operations in 2001 as opposed to 2000 where a portion of software development costs were allocated to discontinued operations and greater use of third party contractors to perform research and development work in 2001.

General and Administrative. General and administrative expenses increased slightly to $3.6 million, or 30.4% of revenues in 2001 from $3.5 million, or 20.2% of revenues in 2000. The increase in general and administrative expenses was primarily the result of increased legal, accounting, investor relations and other expenses related to being a public company for the full year 2001 versus 4 months in 2000.

Intangible Assets Amortization. Intangible assets amortization decreased to $4.8 million, or 40.5% of revenues in 2001 from $5.1 million, or 29.5% of revenues in 2000. Intangible assets amortization consists of the amortization expense in respect of the consideration in excess of the fair value of assets acquired and liabilities assumed in our acquisition of the Molloy Group in July 1999.

Restructuring and other non-recurring charges. Restructuring and other non-recurring charges increased to $4.5 million, or 38.1% of revenues, in 2001 from $0.4 million, or 2.5% of revenues, in 2000. In 2001, restructuring charges totaling $2.6 million primarily represent excess facilities costs and severance benefits resulting from reductions in force of 55 employees in February 2001, 75 employees in July 2001 and approximately 50 employees in October 2001.

Other non-recurring charges in 2001 consist of $1.1 million in costs recognized in conjunction with forgiveness of stockholder loans to certain executives in connection with their severance agreements and the related taxes as well as severance costs for senior executives of $0.6 million and a reserve for stockholder loans of

$0.3 million. Other non-recurring charges in 2000 consist of severance charges for senior executives of $0.3 million and forgiveness of stockholder loans of $0.1 million.

Other income (expense), net

Other income (expense), net consists primarily of interest income received from short-term investments, offset by interest expense and other fees related to our bank borrowings. Other income (expense), net decreased to $449,000 or 3.8% of revenues in 2001 from $602,000 or 3.5% of revenues in 2000. The decrease was primarily the result of a decrease in interest earned on investments offset by a decrease in interest paid on outstanding debt.

Years Ended December 31, 2000 and 1999

Revenues

Revenues increased 152.7% to $17.1 million in 2000 from $6.8 million in 1999. Licenses revenues increased 226.6% to $11.2 million in 2000 from $3.4 million in 1999. Services revenues increased 77.5% to $6.0 million in 2000 from $3.4 million in 1999. The increases were primarily attributable to an increased number of new customers and a significant increase in the size of contracts. In 2000, we added 41 new software customers. The average sales price of a new software deal increased 26.4% to $275,000 in 2000 from $217,000 in 1999.

Cost of Revenues

Cost of revenues increased to $9.6 million in 2000 from $3.3 million in 1999. Cost of revenues as a percentage of revenues increased to 55.9% from 48.6%. Cost of licenses revenues increased to $1.4 million in 2000 from $0.5 million in 1999. Cost of licenses revenues as a percentage of revenues increased to 8.3% from 6.8%. The increase in the cost of licenses revenues was primarily attributable to the overall growth in the number of customers. In 2000, we added 41 new software customers. The increase in the cost of licenses revenues as a percentage of revenues was principally due to the increase in product royalties.

Cost of service revenues increased to $8.2 million in 2000 from $2.8 million in 1999. Cost of services revenues as a percentage of revenues increased to 47.6% from 41.9%. The increase in the cost of services revenues was primarily attributable to an increase in the size of the services staff. Services staff increased 70.0% to 51 in 2000 from 30 in 1999. The increase in cost of services revenues as a percentage of revenues was primarily the result of the increased use of third parties to perform services.

Operating Expenses

Sales and Marketing. Sales and marketing increased to $16.6 million in 2000 from $9.5 million in 1999. Sales and marketing expenses as a percentage of revenues decreased to 96.8% from 140.1%. The increase in sales and marketing expenses in absolute dollars was primarily attributable to additional staffing and investments in sales and marketing activities. Sales and marketing staff increased 74.5% to 82 in 2000 from 47 in 1999. The decrease in sales and marketing expenses as a percentage of revenues was primarily attributable to the pace of revenue growth exceeding the rate of growth in sales and marketing expenses.

Research and Development. Research and development expenses increased to $4.4 million, or 25.7% of revenues, in 2000, from $2.6 million, or 37.7% of revenues, in 1999. The increase in research and development expenses was primarily attributable to the increase in the number of software developers hired. Software development staff increased 22.5% to an average of 49 in 2000 from an average of 40 in 1999. The decrease in research and development expenses as a percentage of revenues was primarily attributable to the pace of revenue growth exceeding the rate of growth in research and development expenses.

General and Administrative. General and administrative expenses increased to $3.5 million, or 20.2% of revenues in 2000, from $2.3 million, or 34.4% of revenues in 1999. The increase resulted primarily from the addition of finance, human resources, executive and administrative personnel and the recognition of stock based compensation expense. Stock based compensation relates to the issuance of stock options with exercise or purchase prices below the deemed fair market value of the common stock for financial reporting purposes on the date of the grant and related to modifications of certain stock options. We incurred stock compensation charges of $0.9 million in 2000 which was 5.0% of revenues and nothing in 1999. The decrease in general and administrative expenses as a percentage of revenues was primarily attributable to the pace of revenue growth exceeding the rate of growth in general and administrative expenses.

Intangible Assets Amortization. Intangible assets amortization increased, to $5.1 million, or 29.5% of revenues in 2000, from $2.2 million, or 32.5% of revenues in 1999. Intangible assets amortization consists of the amortization expense in 2000 and the second half of 1999 in respect of the consideration in excess of the fair value of assets acquired and liabilities assumed in our acquisition of the Molloy Group in July 1999.

Restructuring and other non-recurring charges. Restructuring and other non-recurring charges increased to $0.4 million, or 2.5% of revenues, in 2000 from $0.1 million, or 1.2% of revenues, in 1999. Restructuring and other non-recurring charges consist of severance charges for senior executives.

Other Income (Expense), Net

Other income (expense), net consists primarily of interest income received from the investment of proceeds from our financing activities, offset by interest expense and other fees related to our bank borrowings. Other income (expense), net increased to approximately $602,000 in 2000 from $(173,000) in 1999. The increase was a result of interest earned primarily on the proceeds from the initial public offering exceeding interest paid on outstanding loans.

Liquidity and Capital Resources

Historically, we have satisfied our cash requirements primarily through private placements of convertible preferred stock and common stock and our initial public offering.

We have incurred a net loss of $29.7 million for 2001. We have taken substantial measures to reduce our costs and improve our chances to achieve profitability in 2002, however we may continue to incur net losses for the foreseeable future.

We continue to use cash for operating activities as a result of our net losses. We expect the levels of cash used by current operations to be substantially lower next year due to lower personnel and office costs as a result of our restructuring activities.

The significant decreases in accounts receivable and deferred revenue in 2001 compared to 2000 are the result of a decrease in customer orders. Customer orders decreased 42.6% in 2001 compared to 2000. The significant decrease in other assets resulted from the prepayment of royalties in late 2000 and the subsequent recognition of the related expense in 2001. The significant decrease in accounts payable is due to lower operating costs as a result of our restructuring activities.

Net cash provided by investing activities was primarily attributable to sales of short-term investments. Consistent with the decline in revenues and overall cost cutting, our need for capital spending for new equipment also declined.

Net cash provided by financing activities resulted primarily from proceeds borrowed under the revolving line of credit. The revolving line of credit was repaid in full in November 2001.

As of December 31, 2001, we had $4.8 million in cash and cash equivalents. We believe that our existing cash balances should be sufficient to meet anticipated cash requirements for the next 12 months. We have several one-time obligations to be paid, including items such as severance benefits, but have taken steps to reduce our recurring costs to approximate our anticipated levels of revenue. These steps included lay offs in February, July and October 2001 of approximately 55,75, and 50 employees, respectively.

On April 1, 2002, the Company signed a binding commitment letter to sell $1,500,000 of Convertible Notes to a current investor. The funds, net of all transaction costs of approximately $150,000, are to be received by April 20, 2002. The notes mature 18 months from the closing date, bear interest at 10% per annum, and are convertible at any time at the option of the holder, into shares of the Company's common stock at a conversion price of $0.30 per share. Interest can be paid in cash or additional notes, at the option of the Company. The Notes will be senior unsecured obligations that will rank senior to all future subordinated indebtedness, pari passu to all existing and future senior, unsecured indebtedness and subordinated to all existing and future senior secured indebtedness. The Company may borrow an additional $1,500,000 under the arrangement, which is contingent on shareholder approval. We will continue to pursue additional funding if necessary.

On February 14, 2002, we received a compliance notice from The Nasdaq Stock Market. In this letter, Nasdaq informed us that our common stock had failed to maintain a minimum bid price per share of $1.00 over the last 30 consecutive trading days, as required by The Nasdaq National Market under Marketplace Rule 4450(a)(5).

In accordance with Marketplace Rule 4450(e)(2), we will have until May 15, 2002, or 90 calendar days from such notification, to regain compliance with Nasdaq's continued listing requirements. If at any time before May 15, 2002 the minimum bid price per share is $1.00 for a minimum of ten consecutive trading days, Nasdaq will determine if we then comply with Nasdaq's continued listing requirements. If we are unable to demonstrate compliance with the continued listing requirements on or before May 15, 2002, Nasdaq staff will provide us with written notification that its securities will be removed from the Nasdaq National Market.

In response to the letter from Nasdaq, we submitted an application to transfer the listing of its common stock to The Nasdaq SmallCap Market. If the application is approved, we will be afforded an additional 180-day grace period which will extend the delisting determination until August 13, 2002. We may also be eligible for an additional 180-day grace period provided that it meets the initial listing criteria for the SmallCap Market under Market Place Rule 4310(c)(2)(A). There can be no assurance that Nasdaq will approve our application to transfer to the SmallCap Market or that if approved we will remain compliant with the applicable continued listing requirements.

If our common stock is permitted to move to the SmallCap Market and is unable to meet the minimum maintenance requirements during the extended grace period, then we would be subject to delisting from the Nasdaq SmallCap Market. In that event, we would be notified of any Nasdaq staff determination to this effect and it would then have the right to appeal such a delisting determination to the Nasdaq Listings Qualifications Panel.

If our common stock would be delisted by Nasdaq, our securities would be eligible to trade on the OTC Bulletin Board maintained by Nasdaq, another over-the-counter quotation system, or on the pink sheets where an investor may find it more difficult to dispose of or obtain accurate quotations as to the market value of the securities. In addition, we would be subject to a Rule promulgated by the Securities and Exchange Commission that, if we fail to meet criteria set forth in such Rule, imposes various practice requirements on broker-dealers who sell securities governed by the Rule to persons other than established customers and accredited investors. For these types of transactions, the broker-dealer must make a special suitability determination for the purchaser and have received the purchaser's written consent to the transactions prior to sale. Consequently, the Rule may deter broker-dealers from recommending or selling our common stock, which may further affect the liquidity of our common stock.

Delisting from Nasdaq will make trading our shares more difficult for investors, potentially leading to further declines in our share price. It would also make it more difficult for us to raise additional capital. Further, if we are delisted we would also incur additional costs under state blue sky laws in connection with any sales of our securities.

If we trade on the OTC Bulletin Board maintained by Nasdaq, another over-the-counter quotation system, or on the pink sheets, this may make it more difficult to raise funds in the future. Changes in equity markets in the past year have adversely affected our ability to raise equity financing and have adversely affected the markets for debt financing for companies with a history of losses such as ours. If additional financing is not available to us we may need to dramatically change our business strategy and direction, including pursuing the options to sell or merge our business, or liquidate.

There can be no assurance that additional capital will be available to us on reasonable terms, if at all, when needed or desired. If we raise additional funds through the issuance of equity, equity-related or debt securities, such securities may have rights, preferences or privileges senior to those of the rights of our common stock. Furthermore, because of the low trading price of our common stock, the number of shares of new equity or equity-related securities that we may be required to issue may be greater than it otherwise would be. As a result, our stockholders may suffer significant additional dilution. Further, the issuance of debt securities could increase the risk or perceived risk of our company.

We have a secured credit facility with PNC Bank consisting of a term loan. No additional borrowings can be made under this facility. The term loan of approximately $258,000 is payable in equal monthly principal installments and matures on June 1, 2003. This facility bears interest at the Base Rate plus 0.75%.

Recent Accounting Pronouncements

In June 2001, the Financial Accounting Standards Board issued Statements of Financial Accounting Standards No. 141, "Business Combinations", and No. 142 "Goodwill and Other Intangible Assets". Statement 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. Statement 141 also includes guidance on the initial recognition and measurement of goodwill and other intangible assets arising from business combinations completed after June 30, 2001. Statement 142 prohibits the amortization of goodwill and intangible assets with indefinite useful lives. Statement 142 requires that these assets be reviewed for impairment at least annually. Intangible assets with finite lives will continue to be amortized over their estimated useful lives. Additionally, Statement 142 requires that goodwill included in the carrying value of equity method investments no longer be amortized.

We will apply the new rules on accounting for goodwill and other intangible assets beginning in the first quarter of 2002. Application of the nonamortization provisions of the Statement is expected to result in an increase in net income of $2.3 million. During 2002, we will perform the new required impairment tests of goodwill and indefinite lived intangible assets. We have not yet determined what the effect of these tests will be on our earnings and financial position.

In August 2001, the Financial Accounting Standards Board issued Statements of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long Lived Assets", which supersedes Statement 121 and provides a single accounting model for long lived assets to be disposed of. The new rules significantly change what would have to be met to classify an asset as held for sale. In addition, more dispositions will qualify for discontinued operations treatment in the income statement as the criteria for discontinued operation presentation is changed to a component of the business rather than a segment of the business. The Company will be required to apply Statement 144 as of January 1, 2002.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

Nearly all of our revenues recognized to date have been denominated in United States dollars and are primarily from customers in the United States. We have a European subsidiary located in London, England, and might establish other foreign subsidiaries. Revenues from international clients were 8% in 2001, but historically have not been substantial, and nearly all of these revenues have been denominated in United States dollars. In the future, a portion of the revenues we derive from international operations may be denominated in foreign currencies. We incur costs for our overseas office in the local currency of that office for staffing, rent, telecommunications and other services. As a result, our operating results could become subject to significant fluctuations based upon changes in the exchange rates of those currencies in relation to the United States dollar. Furthermore, to the extent that we engage in international sales denominated in United States dollars, an increase in the value of the United States dollar relative to foreign currencies could make our services less competitive in international markets. Although currency fluctuations are currently not a material risk to our operating results, we will continue to monitor our exposure to currency fluctuations and when appropriate, use financial hedging techniques to minimize the effect of these fluctuations in the future. We cannot assure you that exchange rate fluctuations will not harm our business in the future. We do not currently utilize any derivative financial instruments or derivative commodity instruments.

Our interest income is sensitive to changes in the general level of United States interest rates, particularly because the majority of our investments are in short-term instruments. Borrowings under our existing credit lines are also interest rate sensitive, because the interest rate charged by our bank varies with changes in the prime rate of lending. We believe, however, that we are currently not subject to material interest rate risk.

Item 8. Financial Statements and Supplementary Data

The following consolidated financial statements as of December 31, 2001 and 2000 and for the three years ended December 31, 2001 are included herein:

Report of Independent Auditors

To the Board of Directors and
Stockholders of ServiceWare Technologies, Inc.

We have audited the accompanying consolidated balance sheets of ServiceWare Technologies, Inc., as of December 31, 2001 and 2000, and the related consolidated statements of operations, stockholders' equity (capital deficiency), and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of ServiceWare Technologies, Inc., at December 31, 2001 and 2000, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

/s/ Ernst & Young LLP

Pittsburgh, Pennsylvania
January 25, 2002, except for Note 18
as to which date is April 1, 2002

ServiceWare Technologies, Inc.

Consolidated Balance Sheets

	December 31, 2001	December 31, 2000
Assets		
Current assets		
Cash and cash equivalents	$ 4,789,920	$ 12,048,366
Short term investments	—	13,715,236
Accounts receivable, less allowance for doubtful accounts of $376,142 in 2001 and $459,706 in 2000	1,981,352	4,437,811
Other current assets	997,741	2,660,388
Total current assets	7,769,013	32,861,801
Non current assets		
Purchased technology, net of amortization of $1,448,103 in 2001 and $853,651 in 2000	333,264	927,716
Property and equipment		
Office furniture, equipment, and leasehold improvements	2,189,163	1,938,337
Computer equipment	6,532,576	6,131,764
Total property and equipment	8,721,739	8,070,101
Less accumulated depreciation	(5,804,854)	(3,795,043)
Property and equipment, net	2,916,885	4,275,058
Intangible assets, net of accumulated amortization of $12,090,693 in 2001 and $7,262,698 in 2000	2,816,975	7,644,970
Non current receivables	—	1,100,000
Other non current assets	50,000	262,350
Total long term assets	6,117,124	14,210,094
Total assets	$ 13,886,137	$ 47,071,895
Liabilities and stockholders' equity		
Current liabilities		
Accounts payable	$ 627,752	$ 2,229,556
Accrued compensation and benefits	800,774	1,028,586
Deferred revenue — licenses	940,378	1,090,082
Deferred revenue — services	2,783,899	3,505,150
Restructuring reserve	1,051,921	—
Other current liabilities	928,685	1,364,068
Net liabilities of discontinued operations	—	1,807,325
Total current liabilities	7,133,409	11,024,767
Non current debt	—	258,197
Non current deferred revenue — licenses	—	785,000
Non current deferred revenue — services	292,814	315,000
Other non current liabilities	150,196	119,858
Total liabilities	7,576,419	12,502,822
Stockholders' equity		
Common stock, $0.01 par; 100,000,000 shares authorized, 24,654,917 and 24,366,359 shares issued and 23,828,167 and 24,346,134 shares outstanding in 2001 and 2000, respectively	246,549	243,664
Additional paid in capital	71,774,297	74,208,279
Treasury stock, 826,750 and 20,225 shares in 2001 and 2000, respectively	(307,160)	(146,153)
Deferred compensation and other	(113,896)	(1,801,047)
Warrants	1,414,564	1,379,425
Notes receivable from stockholders	—	(2,350,211)
Accumulated other comprehensive loss:		
Currency translation account	(24,263)	(18,298)
Unrealized gain on short term investments	—	19,337
Retained deficit	(66,680,373)	(36,965,923)
Total stockholders' equity	6,309,718	34,569,073
Total liabilities and stockholders' equity	$ 13,886,137	$ 47,071,895

See accompanying notes to the financial statements.

ServiceWare Technologies, Inc.

Consolidated Statements of Operations

	Year ended December 31,		
	2001	2000	1999
Revenues			
Licenses	$ 5,912,104	$ 11,168,119	$ 3,419,832
Services	6,020,529	5,968,017	3,362,698
Total revenues	11,932,633	17,136,136	6,782,530
Cost of revenues			
Cost of licenses	2,684,633	1,414,840	456,593
Cost of services	8,253,451	8,163,198	2,839,139
Total cost of revenues	10,938,084	9,578,038	3,295,732
Gross margin	994,549	7,558,098	3,486,798
Operating expenses			
Sales and marketing	13,578,860	16,595,942	9,501,288
Research and development	6,345,462	4,404,389	2,559,414
General and administrative	3,631,108	3,456,323	2,334,405
Intangible assets amortization	4,827,995	5,059,117	2,203,580
Restructuring and other non-recurring charges	4,546,535	425,830	83,887
Total operating expenses	32,929,960	29,941,601	16,682,574
Loss from operations	(31,935,411)	(22,383,503)	(13,195,776)
Other income (expense)			
Interest expense	(176,409)	(383,823)	(221,771)
Other (net)	624,916	986,220	48,558
Other income (expense), net	448,507	602,397	(173,213)
Net loss from continuing operations	(31,486,904)	(21,781,106)	(13,368,989)
Net income from discontinued operations	1,240,424	2,005,113	3,306,642
Net gain from disposal of a business segment	532,030		—
Net loss	(29,714,450)	(19,775,993)	(10,062,347)
Less preferred dividend amounts	—	—	(94,586)
Net loss applicable to common stockholders	$(29,714,450)	$(19,775,993)	$(10,156,933)
Net (loss) income per common share, basic and diluted:			
Continuing operations	$ (1.30)	$ (1.65)	$ (2.49)
Discontinued operations	0.07	0.15	0.61
Net loss per share	$ (1.23)	$ (1.50)	$ (1.88)
Shares used in computing per share amounts	24,220,388	13,178,565	5,401,652

See accompanying notes to the financial statements.

ServiceWare Technologies, Inc.

Consolidated Statements of Stockholders' Equity (Capital Deficiency)

	Convertible Preferred Stock					
	Series A		Series B		Series C	
	Shares	Amount	Shares	Amount	Shares	Amount
Balance at January 1, 1999	243,723	$ 501,316	1,058,574	$ 1,918,666	1,111,111	$ 1,720,779
Issuance of Series D convertible preferred stock and warrants, net of $271,251 issuance costs	—	—	—	—	—	—
Issuance of Series E convertible preferred stock, common stock, warrants and options to acquire The Molloy Group	—	—	—	—	—	—
Reversal of Series A redemption premium	—	(187,832)	—	—	—	—
Exercise of stock options	—	—	—	—	—	—
Dividends on preferred stock	—	34,777	—	59,809	—	—
Issuance of warrant — credit facility	—	—	—	—	—	—
Net loss	—	—	—	—	—	—
Balance at December 31, 1999	243,723	348,261	1,058,574	1,978,475	1,111,111	1,720,779
Issuance of Series F convertible preferred stock and warrants, net of $32,504 issuance costs	—	—	—	—	—	—
Issuance of stock for Initial Public Offering	—	—	—	—	—	—
Dividends on preferred stock	—	(98,261)	—	(478,476)	—	—
Reclassify par value of common stock from no par to $0.01	—	—	—	—	—	—
Conversion of preferred stock	(243,723)	(250,000)	(1,058,574)	(1,499,999)	(1,111,111)	(1,720,779)
Exercise of stock options	—	—	—	—	—	—
Stock based compensation	—	—	—	—	—	—
Amortization of stock based compensation and warrants	—	—	—	—	—	—
Issuance of warrants	—	—	—	—	—	—
Repurchase of common stock	—	—	—	—	—	—
Issuance of stock for Employee Stock Purchase Plan	—	—	—	—	—	—
Other comprehensive income (loss):						
Currency translation adjustment	—	—	—	—	—	—
Unrealized gain on short term investments	—	—	—	—	—	—
Net loss	—	—	—	—	—	—
Total other comprehensive loss	—	—	—	—	—	—
Balance at December 31, 2000	—	—	—	—	—	—
Exercise of stock options	—	—	—	—	—	—
Reversal of stock based compensation	—	—	—	—	—	—
Amortization of stock based compensation and warrants	—	—	—	—	—	—
Issuance of warrants	—	—	—	—	—	—
Repurchase of common stock	—	—	—	—	—	—
Reserve for stockholder loans	—	—	—	—	—	—
Issuance of stock for Employee Stock Purchase Plan	—	—	—	—	—	—
Other comprehensive income (loss):						
Currency translation adjustment	—	—	—	—	—	—
Realized gain on short term investments	—	—	—	—	—	—
Net loss	—	—	—	—	—	—
Total other comprehensive loss	—	—	—	—	—	—
Balance at December 31, 2001	—	$ —	—	$ —	—	$ —

See accompanying notes to the financial statements.

ServiceWare Technologies, Inc.

Consolidated Statements of Stockholders' Equity (Capital Deficiency) (continued)

	Convertible Preferred Stock					
	Series D		Series E		Series F	
	Shares	Amount	Shares	Amount	Shares	Amount
Balance at January 1, 1999	—	$ —	—	$ —	—	$ —
Issuance of Series D convertible preferred stock and warrants, net of $271,251 issuance costs	2,400,000	7,952,907	—	—	—	—
Issuance of Series E convertible preferred stock, common stock, warrants and options to acquire The Molloy Group	—	—	2,647,984	9,929,944	—	—
Reversal of Series A redemption premium	—	—	—	—	—	—
Exercise of stock options	—	—	—	—	—	—
Dividends on preferred stock	—	—	—	—	—	—
Issuance of warrant — credit facility	—	—	—	—	—	—
Net loss	—	—	—	—	—	—
Balance at December 31, 1999	2,400,000	7,952,907	2,647,984	9,929,944	—	—
Issuance of Series F convertible preferred stock and warrants, net of $32,504 issuance costs	—	—	—	—	1,325,000	10,556,827
Issuance of stock for Initial Public Offering	—	—	—	—	—	—
Dividends on preferred stock	—	—	—	—	—	—
Reclassify par value of common stock from no par to $0.01	—	—	—	—	—	—
Conversion of preferred stock	(2,400,000)	(7,952,907)	(2,647,984)	(9,929,944)	(1,325,000)	(10,556,827)
Exercise of stock options	—	—	—	—	—	—
Stock based compensation	—	—	—	—	—	—
Amortization of stock based compensation and warrants	—	—	—	—	—	—
Issuance of warrants	—	—	—	—	—	—
Repurchase of common stock	—	—	—	—	—	—
Issuance of stock for Employee Stock Purchase Plan	—	—	—	—	—	—
Other comprehensive income (loss):						
Currency translation adjustment	—	—	—	—	—	—
Unrealized gain on short term investments	—	—	—	—	—	—
Net loss	—	—	—	—	—	—
Total other comprehensive loss	—	—	—	—	—	—
Balance at December 31, 2000	—	—	—	—	—	—
Exercise of stock options	—	—	—	—	—	—
Reversal of stock based compensation	—	—	—	—	—	—
Amortization of stock based compensation and warrants	—	—	—	—	—	—
Issuance of warrants	—	—	—	—	—	—
Repurchase of common stock	—	—	—	—	—	—
Reserve for stockholder loans	—	—	—	—	—	—
Issuance of stock for Employee Stock Purchase Plan	—	—	—	—	—	—
Other comprehensive income (loss):						
Currency translation adjustment	—	—	—	—	—	—
Realized gain on short term investments	—	—	—	—	—	—
Net loss	—	—	—	—	—	—
Total other comprehensive loss	—	—	—	—	—	—
Balance at December 31, 2001	—	$ —	—	$ —	—	$ —

See accompanying notes to the financial statements.

ServiceWare Technologies, Inc.

Consolidated Statements of Stockholders' Equity (Capital Deficiency) (continued)

	Common Stock		Additional Paid in capital	Treasury stock		Deferred compensation and other
	Shares	Amount		Shares	Amount	
Balance at January 1, 1999	4,629,125	$ —	$ 779,460	—	$ —	$ —
Issuance of Series D convertible preferred stock and warrants, net of $271,251 issuance costs	—	—	—	—	—	—
Issuance of Series E convertible preferred stock, common stock, warrants and options to acquire The Molloy Group	1,512,307	—	4,209,882	—	—	—
Reversal of Series A redemption premium	—	—	—	—	—	—
Exercise of stock options	247,281	—	274,401	—	—	—
Dividends on preferred stock	—	—	—	—	—	—
Issuance of warrant — credit facility	—	—	—	—	—	—
Net loss	—	—	—	—	—	—
Balance at December 31, 1999	6,388,713	—	5,263,743	—	—	—
Issuance of Series F convertible preferred stock and warrants, net of $32,504 issuance costs	—	—	—	—	—	—
Issuance of stock for Initial Public Offering	5,175,000	—	31,634,906	—	—	—
Dividends on preferred stock	670,138	6,701	412,111	—	—	—
Reclassify par value of common stock from no par to $0.01	—	229,216	(229,216)	—	—	—
Conversion of preferred stock	10,822,023	—	31,910,456	—	—	—
Exercise of stock options	1,250,530	6,982	2,590,724	(16,505)	51,146	—
Stock based compensation	—	—	2,386,665	—	—	(2,386,665)
Amortization of stock based compensation and warrants	—	—	—	—	—	1,108,309
Issuance of warrants	—	—	—	—	—	(522,691)
Repurchase of common stock	(36,730)	—	—	36,730	(197,299)	—
Issuance of stock for Employee Stock Purchase Plan	76,460	765	238,890	—	—	—
Other comprehensive income (loss):						
Currency translation adjustment	—	—	—	—	—	—
Unrealized gain on short term investments	—	—	—	—	—	—
Net loss	—	—	—	—	—	—
Total other comprehensive loss	—	—	—	—	—	—
Balance at December 31, 2000	24,346,134	243,664	74,208,279	20,225	(146,153)	(1,801,047)
Exercise of stock options	68,445	482	(114,043)	(20,225)	146,153	—
Reversal of stock based compensation	—	—	(350,350)	—	—	350,350
Amortization of stock based compensation and warrants	—	—	—	—	—	246,746
Issuance of warrants	—	—	—	—	—	(35,139)
Repurchase of common stock	(826,750)	—	(2,123,607)	826,750	(307,160)	1,125,194
Reserve for stockholder loans	—	—	—	—	—	—
Issuance of stock for Employee Stock Purchase Plan	240,338	2,403	154,018	—	—	—
Other comprehensive income (loss):						
Currency translation adjustment	—	—	—	—	—	—
Realized gain on short term investments	—	—	—	—	—	—
Net loss	—	—	—	—	—	—
Total other comprehensive loss	—	—	—	—	—	—
Balance at December 31, 2001	23,828,167	$246,549	$71,774,297	826,750	$(307,160)	$ (113,896)

See accompanying notes to the financial statements.

ServiceWare Technologies, Inc.

Consolidated Statements of Stockholders' Equity (Capital Deficiency) (continued)

	Warrants	Note receivable from common shareholder	Accumulated other comprehensive income (loss)	Deficit	Total Stockholders' Equity (Capital Deficiency)
Balance at January 1, 1999	$ —	$ —	$ —	$ (7,220,829)	$ (2,300,608)
Issuance of Series D convertible preferred stock and warrants, net of $271,251 issuance costs	775,842	—	—	—	8,728,749
Issuance of Series E convertible preferred stock, common stock, warrants and options to acquire The Molloy Group	34,492	—	—	—	14,174,318
Reversal of Series A redemption premium	—	—	—	187,832	—
Exercise of stock options	—	(199,999)	—	—	74,402
Dividends on preferred stock	—	—	—	(94,586)	—
Issuance of warrant — credit facility	46,400	—	—	—	46,400
Net loss	—	—	—	(10,062,347)	(10,062,347)
Balance at December 31, 1999	856,734	(199,999)	—	(17,189,930)	10,660,914
Issuance of Series F convertible preferred stock and warrants, net of $32,504 issuance costs	—	—	—	—	10,556,827
Issuance of stock for Initial Public Offering	—	—	—	—	31,634,906
Dividends on preferred stock	—	—	—	—	(157,925)
Reclassify par value of common stock from no par to $0.01	—	—	—	—	—
Conversion of preferred stock	—	—	—	—	—
Exercise of stock options	—	(2,347,511)	—	—	301,341
Stock based compensation	—	—	—	—	—
Amortization of stock based compensation and warrants	—	—	—	—	1,108,309
Issuance of warrants	522,691	—	—	—	—
Repurchase of common stock	—	197,299	—	—	—
Issuance of stock for Employee Stock Purchase Plan	—	—	—	—	239,655
Other comprehensive income (loss):					
Currency translation adjustment	—	—	(18,298)	—	(18,298)
Unrealized gain on short term investments	—	—	19,337	—	19,337
Net loss	—	—	—	(19,775,993)	(19,775,993)
Total other comprehensive loss	—	—	1,039	(19,775,993)	(19,774,954)
Balance at December 31, 2000	1,379,425	(2,350,211)	1,039	(36,965,923)	34,569,073
Exercise of stock options	—	—	—	—	32,592
Reversal of stock based compensation	—	—	—	—	—
Amortization of stock based compensation and warrants	—	—	—	—	246,746
Issuance of warrants	35,139	—	—	—	—
Repurchase of common stock	—	2,030,422	—	—	724,849
Reserve for stockholder loans	—	319,789	—	—	319,789
Issuance of stock for Employee Stock Purchase Plan	—	—	—	—	156,421
Other comprehensive income (loss):					
Currency translation adjustment	—	—	(5,965)	—	(5,965)
Realized gain on short term investments	—	—	(19,337)	—	(19,337)
Net loss	—	—	—	(29,714,450)	(29,714,450)
Total other comprehensive loss	—	—	(25,302)	(29,714,450)	(29,739,752)
Balance at December 31, 2001	$1,414,564	$ —	$(24,263)	$(66,680,373)	$ 6,309,718

See accompanying notes to the financial statements.

ServiceWare Technologies, Inc.

Consolidated Statements of Cash Flows

	Year ended December 31,		
	2001	2000	1999
Cash flows from operating activities			
Net loss	$(29,714,450)	$(19,775,993)	$(10,062,347)
Adjustments to reconcile net loss to net cash used in operations:			
Non cash items:			
Depreciation and amortization	7,834,082	7,419,281	3,701,033
Stock based compensation and loan forgiveness	776,731	864,055	—
Gain on disposal of a business segment	(532,030)	—	—
Reserve for stockholder loans	319,789		
Other non cash items	(14,964)	(19,337)	—
Changes in operating assets and liabilities, net of effects from purchase of Molloy Group:			
Decrease (increase) in accounts receivable	3,556,459	(2,735,146)	613,065
Decrease (increase) in other assets	1,874,997	(2,316,365)	105,565
(Decrease) increase in accounts payable	(1,601,804)	1,850,637	(1,050,728)
(Decrease) increase in accrued compensation and benefits	(227,812)	(296,254)	495,095
(Decrease) increase in deferred revenue	(1,678,141)	1,019,421	785,684
Increase (decrease) in other liabilities	534,110	646,105	(452,882)
(Decrease) increase in net current liability of discontinued operations	(1,300,339)	(2,395,514)	2,795,438
Net cash used in operating activities	(20,173,372)	(15,739,110)	(3,070,077)
Cash flows from investing activities			
Purchase of short term investments	(1,968,956)	(13,695,899)	—
Sales of short term investments	15,657,760	—	—
Property and equipment acquisitions	(784,829)	(3,744,525)	(1,145,314)
Payments for purchase of Molloy Group, net of cash acquired	—	—	(346,016)
Payment for rights to the "ServiceWare" name	—	—	(75,000)
Proceeds from sale of equipment	54,104	—	—
Net cash provided by (used in) investing activities	12,958,079	(17,440,424)	(1,566,330)
Cash flows from financing activities			
Repayments of principal of capital lease obligation	(53,867)	(115,575)	(243,535)
Repayments of principal of term loan	—	(2,500,000)	(686,688)
Repayments of principal of revolving line of credit	(1,000,000)	(2,250,000)	(1,800,000)
Repayments of principal of equipment line	(172,128)	(86,064)	(205,556)
Repayments of principal of bridge loans	—	—	(1,800,000)
Proceeds from borrowings under revolving line of credit	1,000,000	1,000,000	4,100,000
Proceeds from borrowings under equipment line	—	—	401,116
Proceeds from bridge loans	—	—	1,800,000
Proceeds from stock option and employee stock purchase plan issuances	189,013	540,996	74,402
Net proceeds from Series D Preferred stock issuance	—	—	8,728,749
Net proceeds from Series F Preferred stock, common stock, warrant and stock option issuances	—	10,556,827	—
Net proceeds from initial public offering	—	31,634,906	—
Dividends paid	—	(157,925)	—
Net cash (used in) provided by financing activities	(36,982)	38,623,165	10,368,488
Effect of exchange rate changes on cash	(6,171)	(18,298)	—
(Decrease) increase in cash and cash equivalents	(7,258,446)	5,425,333	5,732,081
Cash and cash equivalents at beginning of year	12,048,366	6,623,033	890,952
Cash and cash equivalents at end of year	$ 4,789,920	$ 12,048,366	$ 6,623,033
Supplemental disclosures of cash flow information			
Cash paid during the year for:			
Interest	$ 81,618	$ 361,760	$ 232,967
Income taxes	$ —	$ —	$ —

See accompanying notes to the financial statements.

Note 1. Organization of the Company

ServiceWare is a leading provider of enterprise Knowledge Management (KM) solutions that enable organizations to deliver superior service for customers, employees and partners by transforming information into knowledge.

ServiceWare's Web-based eService Suite™ software, powered by MindSync™, a patented self-learning search technology, enables organizations to first capture intellectual capital and then manage this repository of corporate knowledge. The knowledge base can then be easily accessed via a browser to effectively answer inquiries made either over the Web or through the telephone to a customer contact center or help desk.

Customers use ServiceWare's Knowledge Management solutions to:

- Strengthen relationships with customers, partners, suppliers and employees
- Decrease operating costs
- Improve creation, dissemination and sharing of enterprise knowledge
- Integrate seamlessly with existing technology investments

eService Suite is a software solution that allows ServiceWare customers to provide personalized, automated Web-based service tailored to the needs of their users. eService Suite enables businesses to capture enterprise knowledge, solve customer problems, reuse solutions and share captured knowledge throughout the extended enterprise. It also enables the extended enterprise to access this knowledge online. In addition, through the self-learning features of ServiceWare's patented MindSync technology, the solutions generated by these products are intelligent in that they are have the capability to learn from each interaction and automatically update themselves accordingly. eService Suite includes the software products eService Site™ (Web-based self-service for customers, partners and employees), eService Professional™ (for customer service, sales and field service personnel) and eService Architect™ (for knowledge managers, subject matter experts and system administrators).

The Company had two reportable business segments: Software and Content. However, on July 20, 2001, the Company completed the sale of all of its Content segment to RightAnswers LLC ("RightAnswers"). The Content segment is reported as a discontinued operation, and all previously reported financial information has been restated accordingly. See Note 6.

Note 2. Significant Accounting Policies

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries after elimination of all significant intercompany accounts and transactions.

Reclassification

Certain prior period amounts have been reclassified to conform to current year presentation.

Revenue Recognition

The Company's revenue recognition policy is governed by Statement of Position (SOP) 97-2, *Software Revenue Recognition,* issued by the American Institute of Certified Public Accountants (AICPA), as amended by SOP 98-4, *Deferral of the Effective Date of a Provision of SOP 97-2.* The Company derives its revenues from licenses for its products sold directly to end-users and indirectly through distributors as well as from providing related services, including installation and training, consulting, customer support and maintenance contracts. Revenues are recognized only if persuasive evidence of an agreement exists, delivery has occurred, all significant vendor obligations are satisfied, the fee is fixed or determinable, and collection of the amount due from the customer is deemed probable. Additionally, in sales contracts that have multi-element arrangements, the Company recognizes revenue using the residual method. The total fair value of the undelivered elements as indicated by vendor-specific objective evidence (price charged when the undelivered element is sold individually) is deferred and the difference between the total arrangement fee and the amount deferred for the undelivered elements is recognized as revenue related to the delivered elements. Additional revenue recognition criteria by revenue type are listed below.

Licenses revenues

Licenses revenues include fees for perpetual and annual licenses. The Company recognizes revenues on license fees after a non-cancelable license agreement has been signed, the product has been delivered, the fee is fixed, determinable and collectible, and there is vendor-specific objective evidence to support the allocation of the total fee to elements of a multiple-element arrangement. Product returns and sales allowances (which have not been significant through December 31, 2001) are estimated and provided for at the time of sale.

Services revenues

Services revenues are derived from variable fees for installation, training, consulting and building customized knowledge bases as well as from fixed fees for customer support and maintenance contracts.

Maintenance and support revenues are derived from the sale of maintenance and support contracts, which provide end-users with the right to receive maintenance releases of the licensed products, access to the support Web site and access to the customer support staff. Maintenance and support revenues are recognized on a straight-line basis over the term of the contract. Payments for maintenance and support revenues are normally received in advance and are nonrefundable.

Revenues for installation and training, implementation and system integration projects, and consulting services are recognized as the services are performed.

Cost of revenues

Cost of licenses revenues consists primarily of the expenses related to royalties, the cost of media on which product is delivered, product fulfillment costs, amortization of purchased technology and salaries, benefits, direct expenses and allocated overhead costs related to product fulfillment.

Cost of services revenues consists of direct and indirect costs related to service revenues which primarily include salaries, benefits, direct expenses and allocated overhead costs related to the customer support and services personnel, fees for subcontractors and the cost associated with maintaining our customer support site.

Deferred revenues relate to product licenses, maintenance services, and professional services, all of which generally have been paid for in advance. Additionally, deferred revenues include amounts that are unbilled that represent non-cancelable amounts billable by the Company at future dates based on payment terms.

Cash and Cash Equivalents

Cash and cash equivalents include cash and interest-bearing money market deposits with financial institutions having original maturities of ninety days or less. Cash equivalents are stated at cost, which approximates market value. The amounts held by major financial institutions may exceed the amount of insurance provided on such deposits. These deposits may generally be redeemed upon demand and, therefore, subject the Company to minimal risk.

Investments

The Company considers all investments as available-for-sale. Accordingly, these investments are carried at fair value and unrealized holding gains and losses, net of the related tax effect, are excluded from earnings and are reported as a separate component of other comprehensive income (loss) until realized. Realized gains and losses from the sale of available-for-sale securities are determined on a specific identification basis.

Other Current Assets

Other current assets consist primarily of deposits and prepayments for expenses to be realized within the next year.

Property and Equipment

Property and equipment are stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the related assets (generally two to five years). Leasehold improvements are amortized over the lesser of their useful lives or the remaining term of the lease. Amortization of assets recorded under capital leases is included in depreciation expense. Capital leases are amortized over the term of the lease. Upon disposal, assets and related accumulated depreciation are removed from the Company's accounts and the resulting gains or losses are reflected in the statement of operations.

Intangible Assets

Intangible assets resulted primarily from the acquisition of Molloy Group on July 23, 1999 and consist of the following:

Description	Amount	Amortization Period
Value of employees	$ 1,041,900	2 years
Customer list	1,043,543	4 years
Noncompetition agreement	345,174	3 years
Goodwill	12,393,551	3 years
Total intangible assets resulting from the Molloy acquisition	14,824,168	
Payment for rights to the "ServiceWare" name	75,000	3 years
Other	8,500	1 year
Total intangible assets	14,907,668	
Less accumulated amortization	(12,090,693)	
Intangible assets, net	$ 2,816,975	

Intangible assets are recorded at cost, net of accumulated amortization. Amortization is computed using the straight-line method over the estimated useful lives of the related assets (one to four years).

On an ongoing basis, when there are indicators of impairment such as declining revenues or recurring losses, the Company evaluates the carrying value of long lived assets resulting from business acquisitions. If such indicators are apparent, the Company compares the carrying value of the assets to the estimated future undiscounted cash flows expected to be generated from the businesses acquired over the remaining life of the assets. If the undiscounted cash flows are less than the carrying value of the assets, the cash flows will be discounted to present value and the assets will be reduced to this amount. There was no impairment for the years ended December 31, 2001, 2000 and 1999.

Concentration of Credit Risk/Major Customers

Financial instruments which potentially subject the Company to a concentration of credit risk principally consist of accounts receivable. The Company sells its products to end-users directly, and the Company's customer base is dispersed across many different geographic areas primarily throughout North America and parts of Europe. The Company performs ongoing credit evaluations of its customers' financial condition, and generally no collateral is required. The Company maintains adequate reserves for potential credit losses and such losses have been minimal and within management's estimates.

In 2001, three customers accounted for 22%, 12% and 10% of total revenues and 0%, 51% and 8% of total accounts receivable at December 31, 2001. In 2000, three customers accounted for a total of 7% of total revenues and 42% of total accounts receivable at December 31, 2000.

Research and Development

Statement of Financial Accounting Standards No. 86, "Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed," requires capitalization of certain software development costs subsequent to the establishment of technological feasibility. Software development costs are capitalized beginning when a product's technological feasibility has been established and ending when a product is available for general release to customers provided recoverability is reasonably assured. The Company follows the "working model" approach, whereby technological feasibility is established at the time the Company has a beta customer. The Company releases updated products periodically soon after technological feasibility has been established for new enhancements. For 2001, 2000, and 1999, costs which were eligible for capitalization were insignificant and, thus, the Company has charged its software development costs to research and development expense in the accompanying statements of operations with the exception of the technology acquired from the Molloy Group on July 23, 1999 whereby $1,777,367 was capitalized. The purchased technology is being amortized on a straight line basis over three years.

Advertising Costs

Advertising and sales promotions are charged to expense during the period in which they are incurred. Total advertising and sales promotions expense for the years ended December 31, 2001, 2000, and 1999 were approximately $1,704,000, $2,315,000, and $1,039,000, respectively.

Foreign Currency Translation

The functional currency of the Company's foreign subsidiary is the local currency in the country in which the subsidiary is located. Assets and liabilities denominated in foreign currencies are translated to U.S. dollars at the exchange rate in effect on the last day of the month of the balance sheet date. Revenues and expenses are translated at the average rates.

Stock Based Compensation

The Company has adopted the disclosure only provisions of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS No. 123"). SFAS No. 123 permits the Company to continue accounting for stock-based compensation as set forth in Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB Opinion No. 25), provided the Company discloses the pro forma effect on net income and earnings per share of adopting the full provisions of SFAS No. 123. Accordingly, the Company continues to account for stock-based compensation under APB Opinion No. 25 and has provided the required pro forma disclosures (see Note 9).

Statement of Cash Flows

Noncash transactions for the years ended December 31, 2001, 2000, and 1999 include capital lease additions of approximately $84,000, $146,000, and $182,000, respectively.

Use of Estimates

The preparation of the Company's financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the balance sheet dates and the reported amounts of revenue and expenses during the reporting periods. Actual results could differ from those estimates.

Net Loss Per Share

In accordance with SFAS No. 128, basic and dilutive net loss per share have been computed using the weighted-average number of shares of common stock outstanding during the period.

Other Comprehensive Income (Loss)

Other comprehensive income (loss) consists of foreign currency translation adjustments and net unrealized gains from securities available-for-sale. SFAS No. 130 requires only additional disclosures in the financial statements; it does not affect the Company's financial position or operations.

Impact of Recently Issued Accounting Standards

In June 2001, the Financial Accounting Standards Board issued Statements of Financial Accounting Standards No. 141, "Business Combinations", and No. 142 "Goodwill and Other Intangible Assets". Statement 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. Statement 141 also includes guidance on the initial recognition and measurement of goodwill and other intangible assets arising from business combinations completed after June 30, 2001. Statement 142 prohibits the amortization of goodwill and intangible assets with indefinite useful lives. Statement 142 requires that these assets be reviewed for impairment at least annually. Intangible assets with finite lives will continue to be amortized over their estimated useful lives. Additionally, Statement 142 requires that goodwill included in the carrying value of equity method investments no longer be amortized.

The Company will apply the new rules on accounting for goodwill and other intangible assets beginning in the first quarter of 2002. Application of the nonamortization provisions of the Statement is expected to result in an increase in earnings of $2.3 million during the first six months of 2002. During 2002, the Company will perform the new required impairment tests of goodwill and indefinite lived intangible assets. The effect of these tests on earnings and financial position has not yet been determined.

In August 2001, the Financial Accounting Standards Board issued Statements of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long Lived Assets", which supersedes Statement 121 and provides a single accounting model for long lived assets to be disposed of. The new rules significantly change what would have to be met to classify an asset as held for sale. In addition, more dispositions will qualify for discontinued operations treatment in the income statement as the criteria for discontinued operation presentation is changed to a component of the business rather than a segment of the business. The Company will be required to apply Statement 144 as of January 1, 2002.

Note 3. Fair Value of Financial Instruments

The carrying amounts of the Company's financial instruments consisting principally of cash and cash equivalents, short term investments, accounts receivable and payable, debt, and note receivable from common stockholder approximate their fair values at December 31, 2001 and 2000.

Note 4. Receivables

Receivables consist of the following:

	December 31, 2001	December 31, 2000
Billed receivables	$1,262,495	$3,763,973
Unbilled receivables	1,094,999	1,133,544
	2,357,494	4,897,517
Allowance for doubtful accounts	(376,142)	(459,706)
Total receivables	$1,981,352	$4,437,811

Activity in the allowance for doubtful accounts is as follows:

	Balance
Balance, January 1, 1999	$ 241,788
Net charge to expense	90,420
Amounts written off	(20,002)
Balance, December 31, 1999	312,206
Net charge to expense	177,500
Amounts written off	(30,000)
Balance, December 31, 2000	459,706
Net charge to expense	150,000
Amounts written off	(233,564)
Balance, December 31, 2001	$ 376,142

Note 5. Debt

The Company has a secured credit facility with PNC Bank (the Bank). This facility originally consisted of three sub-facilities: a revolving credit facility, a convertible equipment loan and a term loan. On June 8, 2000, the equipment loan was converted to a term loan. Principal repayments are being made in 36 equal installments beginning July 1, 2000.

On June 15, 2001, the credit facility was amended primarily to reduce the availability of funds under the revolving credit facility from $7.5 million less the principal outstanding of the term loan to $5.0 million, add financial debt covenant levels for 2001, and effect the name change and reincorporation of ServiceWare, Inc. to ServiceWare Technologies, Inc. On November 30, 2001, a second amendment to the credit facility was executed primarily to terminate the revolving credit facility, waive loan covenants with which the Company had not been in compliance and set new financial covenants for the outstanding term loan. The term loan agreement contains covenants that require the Company to, among other things, maintain a minimum cash balance and certain levels of profitability and provide certain financial reports to the bank. In addition, the agreement restricts the Company's ability to pay cash dividends without the Bank's consent. The Company's accounts receivable, inventory, equipment, short term investments and cash are pledged as collateral.

At December 31, 2001, $258,197 was outstanding and classified as other current liabilities due to the uncertainty of the Company's ability to meet the new loan covenants.

Note 6. Discontinued Operations

On July 20, 2001, the Company completed the sale of its Content business segment to RightAnswers. The sale was completed in accordance with the terms of a Purchase and Sale Agreement (the "Agreement"), dated July 20, 2001, between the Company and RightAnswers.

RightAnswers is a limited liability company that was formed to acquire the Company's Content business. The Chief Executive Officer of RightAnswers, Mark Finkel, was the Company's Chief Financial Officer from January 2000 to July 2001. In addition, Mr. Finkel owns an equity interest in RightAnswers.

The consideration for the business consisted of the assumption of approximately $0.5 million of net liabilities associated with the business. Revenues for the Content segment were $2.9 million, $12.0 million, and $10.9 million for the years ended December 31, 2001, 2000 and 1999, respectively.

Note 7. Restructuring and Other Non-recurring Charges

In February 2001, the Company announced a strategic restructuring to reduce its cost structure and focus on revenue growth opportunities in the Knowledge Management software market. The plan of restructuring approved by the Board of Directors required a charge to operations of $1.9 million. Costs of the plan included severance and other benefit costs of $471,000, costs for reduction and relocation of facilities of $1,231,000, termination costs for certain service contracts of $115,000 and an equipment write off of $39,000. As part of the restructuring plan, 55 employees were laid off on February 28, 2001. In the fourth quarter 2001, the Company reduced the accrual by $0.2 million to reflect changes in assumptions made for the initial charge.

In July 2001, the Company announced a revision to its organizational structure and a workforce reduction of 75 employees, or approximately 40% of its workforce. As a result, the Company recognized a charge of approximately $0.6 million in the third quarter of 2001.

In October 2001, the Company announced a workforce reduction of approximately 50 people to further reduce its cost structure. As a result, the Company recognized a charge of approximately $0.4 million in the fourth quarter of 2001.

As of December 31, 2001, $1,508,000 of severance benefits and other costs related to the restructuring plans had been paid. The remaining restructuring liability of $1,052,000 is expected to be paid through 2002.

Other non-recurring charges consist of severance costs for senior executives, forgiveness of loans in connection with the repurchases of common stock, and income tax gross-ups related to the loan forgiveness. The restructuring and other non-recurring charges of separated executives consist of the following amounts:

	Year ended December 31,		
	2001	2000	1999
	(in thousands)		
Restructuring costs	$2,565	$ —	$—
Other severance costs	579	303	84
Executive loan forgiveness and related tax costs	1,083	123	—
Reserve for stockholder loans	320	—	—
Total restructuring and other non-recurring charges	$4,547	$426	$84

Note 8. Initial Public Offering

On August 30, 2000, the Company closed its initial public offering (IPO) of 4,500,000 shares of its common stock, and on September 27, 2000, the Company closed its offering of an additional 675,000 shares of common stock issued in connection with the exercise of the underwriters' overallotment option. Net proceeds of the offering were approximately $31.6 million, after deducting underwriting discounts, commissions and other offering expenses. Simultaneously with the closing of the initial public offering, all 8,786,392 shares of Series A, Series B, Series C, Series D, Series E and Series F convertible preferred stock were automatically converted into an aggregate of 10,822,023 shares of common stock at various conversion ratios.

Note 9. Stockholders' Equity

The Company has two classes of capital stock consisting of Common Stock and Preferred Stock.

Preferred Stock

There were six series of Convertible Preferred Stock. As discussed in Note 8, the preferred stock was converted to common stock upon the first closing of the IPO in August 2000.

Common Stock

The Company has reserved 6,496,731 shares of Common Stock. Of this total, 5,748,110 shares are reserved for exercise of stock options and 748,621 shares are reserved for exercise of warrants.

Stock Option Plan

Effective April 2000, the Company's Board of Directors approved the ServiceWare Technologies, Inc. 2000 Stock Incentive Plan (the "Plan") which amended and restated the 1996 ServiceWare, Inc. Amended and Restated Stock Option Plan (the "1996 Plan"). The Plan is administered by the Board of Directors and provides for awards of stock options to employees, officers, directors, consultants and advisors. A total of 2,000,000 shares of the Company's Common Stock plus any shares of Common Stock previously reserved for stock options granted under the 1996 Plan which are forfeited prior to exercise may be issued pursuant to the Plan. The exercise price of incentive stock options was determined by management and the Board of Directors for the period from April 2000 through the IPO date. After the IPO, the exercise price is the closing market price of the Company's Common Stock on the date of the grant. The exercise price of nonqualified options is also determined by the Board of Directors. Options generally vest over a four year period in equal annual amounts, or over such other period as the Board of Directors determines, and may be accelerated in the event of certain transactions such as merger or sale of the Company. These options expire within ten years after the date of grant. During 2000, the Company recorded $2,386,665 and $864,055 in deferred compensation and stock based compensation expenses, respectively. During 2001, the Company recorded $1,125,194 in reversals of deferred compensation in conjunction with repurchasing shares of restricted stock and forgiving stockholder loans (see Note 11 for further explanation), $350,350 in reversals of deferred compensation for cancelled options, and $51,882 in stock based compensation expenses.

Effective January 1996, the 1996 Plan amended and restated the ServiceWare, Inc. 1994 Stock Option/Stock Issuance Plan. A total of 4,000,000 shares of the Company's Common Stock were eligible to be issued pursuant to the 1996 Plan. The exercise price of incentive stock options was determined by management and the Board of Directors through April 2000 and for the years ended December 31, 1999 and 1998. The exercise price of nonqualified options is also determined by the Board of Directors. Options generally vest over a three to four year period in equal annual amounts, or over such other period as the Board of Directors determines, and may be accelerated in the event of certain transactions such as merger or sale of the Company. These options expire within ten years after the date of grant.

The Company applies Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related Interpretations in accounting for its plans. Had compensation cost for the Company's stock option plans been determined based upon the fair value at the grant date for awards under these plans consistent with the methodology prescribed under Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation," the Company's net loss and loss per share would have been increased by approximately $2,242,000, $807,000 and $398,000 or $0.09, $0.06 and $0.04 per share in 2001, 2000 and 1999, respectively. The average fair value of the options granted is estimated at $0.65 during 2001,

$1.16 during 2000 and $0.61 during 1999, on the date of grant using the Black-Scholes pricing model with the following assumptions:

	2001	2000	1999
Volatility, annual rate	437%	60%	60%
Dividend yield	0.0%	0.0%	0.0%
Expected life, in years	3	3	3
Average risk-free interest rate	4.17%	5.06%	5.40%

The effects of applying SFAS 123 in this pro forma disclosure are not likely to be representative of the effects on reported net income for future years. SFAS 123 does not apply to awards prior to 1995 and additional awards in future years are anticipated.

The following table summarizes option activity for the years ended December 31, 2001, 2000, and 1999:

	Options Outstanding	Option Price Range per Share	Weighted Average Exercise Price
Balance, January 1, 1999	1,691,406	$0.0110 - $5.1000	$2.6605
Options granted	1,979,120	$1.0000 - $5.1000	$1.6029
Options exercised	247,281	$0.0110 - $5.1000	$1.1100
Options forfeited	775,835	$0.1670 - $5.1000	$2.6215
Balance, December 31, 1999	2,647,410	$0.0560 - $5.1000	$1.8858
Options granted	2,285,965	$2.5000 - $7.0000	$3.8063
Options exercised	1,250,530	$0.1670 - $5.1000	$2.1317
Options forfeited	708,343	$0.9400 - $7.0000	$3.8113
Balance, December 31, 2000	2,974,502	$0.0560 - $7.0000	$2.7825
Options granted	4,355,025	$0.2400 - $2.0625	$0.6163
Options exercised	68,445	$0.0560 - $1.2100	$0.4746
Options forfeited	3,122,595	$0.1670 - $7.0000	$1.9274
Balance, December 31, 2001	4,138,487	$0.2400 - $7.0000	$1.1810

The options outstanding as of December 31, 2001 have been segregated into ranges for additional disclosure as follows:

	Options Outstanding			Options Exercisable	
Range of exercise prices	Options outstanding as of December 31, 2001	Weighted average remaining contractual life	Weighted average exercise price	Exercisable as of December 31, 2001	Weighted average exercise price
$0.0000 — $0.7000	2,214,750	8.1	$0.3066	374,750	$0.3422
$0.7001 — $1.4000	1,020,594	5.1	$1.0592	571,064	$1.0598
$1.4001 — $2.1000	59,500	7.5	$2.0625	12,500	$2.0625
$2.1001 — $2.8000	267,343	4.4	$2.4727	209,405	$2.4651
$2.8001 — $3.5000	167,500	4.4	$2.8125	107,500	$2.8125
$3.5001 — $4.2000	284,900	6.7	$3.7431	131,150	$3.7036
$4.9001 — $5.6000	32,500	6.0	$5.1131	20,250	$5.1099
$6.3001 — $7.0000	91,400	3.1	$7.0000	68,599	$7.0000
	4,138,487	6.8	$1.1810	1,495,218	$1.7704

Employee Stock Purchase Plan

In May 2000, the Company adopted the Employee Stock Purchase Plan (ESPP). Under the terms of the ESPP, the Company is authorized to issue up to 500,000 shares of Common Stock, plus annual increases as defined by the plan document. The ESPP enables employees to purchase shares of the Company's Common Stock at a discounted price through after-tax payroll deductions. Shares are offered to employees in six month offering periods. Eligible employees elect to have deducted from 1% to 15% of their base compensation. The amounts deducted can be used to purchase the Company's Common Stock at the lesser of 85% of the fair value on the first day of the offering period or 85% of the fair value on last day of the offering period (purchase date). At December 31, 2001, 258,404 shares remained available for purchase under the plan.

Note 10. Warrants

The following table summarizes warrant activity for the years ended December 31, 2001, 2000 and 1999:

	Warrants Outstanding	Warrant Price Range per Share
Balance, January 1, 1999	—	
Warrants granted	515,288	$1.50-$9.00
Warrants exercised	—	
Warrants forfeited	—	
Balance, December 31, 1999	515,288	$1.50-$9.00
Warrants granted	233,333	$7.00
Warrants exercised	—	
Warrants forfeited	—	
Balance, December 31, 2000	748,621	$1.50-$9.00
Warrants granted	—	
Warrants exercised	—	
Warrants forfeited	—	
Balance, December 31, 2001	748,621	$1.50-$9.00

The valuation of warrants was calculated using the Black-Scholes pricing model. The holders of the warrants have the right to exercise at anytime until the expiration of the warrant which is 1½ to 6 years from the date of grant.

Note 11. Notes Receivable from Common Stockholders

In January and February 2000, certain executive officers exercised options to purchase shares of Common Stock, and the Company issued promissory notes in conjunction with the sales. These officers are personally liable for the principal and interest due on their loans. Each loan is secured by the shares purchased with the proceeds of that loan. Each loan becomes due and payable three years from the date it was made or earlier if the individual's employment is terminated or he or she no longer owns the shares. These loans were made at interest rates between 5.8% and 6.1%, which were the applicable Federal rates in effect under Section 1274(d) of the Internal Revenue Code of 1986, as amended, on the date of issuance. The respective total number of shares purchased and the amounts loaned as well as amounts repurchased due to employment termination are set forth in the table below.

	Number of shares	Loan amounts
Exercise of stock options on January 19, 2000	619,470	$1,410,011
Exercise of stock options on February 29, 2000	375,000	$ 937,500
Amounts repurchased due to termination in 2000:		
Loan	36,730	$ 197,299
Interest		$ 9,045
Amounts repurchased due to termination in 2001:		
Loan	826,750	$2,030,422
Interest		$ 191,175

During 2001, five of the loans were forgiven in the amount of $2,030,422 in exchange for 826,750 restricted and unrestricted shares outstanding under the loans. In accordance with repurchase agreements, restricted shares were repurchased at the price paid for the shares (exercise price of the option). Unrestricted shares were repurchased at the fair market value on the date of termination. The difference between the principal of the loan balance and the value of the shares repurchased of $732,323 was recorded as compensation expense and is classified as restructuring and other non-recurring charges during 2001. The amount of $307,160 included in treasury stock for the repurchased shares is the fair market value of the shares on the date of termination. Amounts in excess of fair market value have been recorded as additional paid in capital. Additionally, $1,125,914 of deferred stock based compensation was reversed for the restricted shares that were repurchased from the executives.

Under severance agreements with four of the executives, the Company agreed to pay any personal tax liability arising from these transactions. As a result, the Company recorded an expense of $350,546 which has been classified as restructuring and other non-recurring charges. As of December 31, 2001, the Company had a remaining accrual of $114,129 for this liability. Additionally, interest on the loans of $191,175 was also forgiven. This income was reversed and is classified as other expense.

On January 24, 1999, a former president of the Company exercised options to purchase 86,956 shares of Common Stock at a purchase price of $2.30 per share. A promissory note in the amount of $199,999 was issued in conjunction with the sale. The note bears interest at the applicable federal rate defined in the Internal Revenue Code of 1986, as amended and is due September 2003.

As of December 31, 2001, this loan and one loan made January 31, 2000 remain outstanding. The total principal amount of these loans is $319,789, although the Company has reserved this balance in the event these loans become uncollectible.

Note 12. Operating Leases

The Company has several operating leases covering office space and certain equipment. Future minimum lease payments due under noncancelable operating leases are as follows:

Year ending December 31,	
2002	$ 676,778
2003	364,559
2004	1,621
2005	1,504
2006	212
	$1,044,674

Total rent expense under all operating leases amounted to approximately $1,426,416, $1,554,924, and $975,796 in 2001, 2000 and 1999, respectively.

During 2001, the Company entered into a sublease for part of its office space in Oakmont, Pennsylvania. The monthly lease payment is $5,927. The term of the sublease is concurrent with the Company's lease which is through March 31, 2006, however, the sublease may be terminated by either party with 90 days written notice at any time after January 31, 2002. In 2001, $25,811 was received in rental payments for this sublease.

Note 13. Income Taxes

A reconciliation of the benefit for income taxes on operations computed by applying the federal statutory rate of 34% to the loss from operations before income taxes and the reported benefit for income taxes on operations is as follows:

	Year ended December 31,		
	2001	2000	1999
Income tax benefit computed at statutory federal income tax rate	$(10,102,913)	$(6,723,838)	$(3,402,661)
State income taxes, net of federal tax benefit, if any	(1,782,867)	(1,174,694)	(660,517)
Other (principally goodwill and meals and entertainment)	1,729,500	2,121,065	794,208
Research tax credit	—	(355,000)	(97,000)
Foreign loss	648,339	470,466	—
Deferred tax asset valuation allowance	9,507,941	5,662,001	3,365,970
Total benefit for income taxes	$ —	$ —	$ —

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets and liabilities as of December 31 are as follows:

	December 31,		
	2001	2000	1999
Deferred tax assets (liabilities)			
Accounts receivable	$ 150,000	$ 184,000	$ 125,000
Property and equipment	332,000	177,000	16,000
Intangible assets	(331,000)	(827,000)	(1,423,000)
Loss carryforward	21,661,000	12,771,000	8,280,000
Research tax credit	625,000	625,000	270,000
Total net deferred tax assets	22,437,000	12,930,000	7,268,000
Valuation allowance	(22,437,000)	(12,930,000)	(7,268,000)
Net deferred tax asset	$ —	$ —	$ —

Management has recorded a valuation allowance against the deferred tax assets until such time that the Company demonstrates an ability to consistently generate taxable income.

At December 31, 2001, the Company had net operating loss carryforwards with expiration dates as follows:

Expiration Dates	Net operating losses
2001-2006	$ 2,667,333
2007-2011	17,967,429
2012-2021	33,518,623
Total	$54,153,385

Utilization of certain net operating loss carryforwards is subject to limitation under Section 382 of the Internal Revenue Code.

Note 14. Net Loss Per Share

Basic and diluted net loss per share has been computed as described above. The following table sets forth the computation of basic and diluted earnings per share:

	2001	2000	1999
Numerator:			
Net loss from continuing operations	$(31,486,904)	$(21,781,106)	$(13,368,989)
Net income (loss) from discontinued operations	1,240,424	2,005,113	3,306,642
Net gain from disposal of a business segment	532,030	—	—
Net loss	(29,714,450)	(19,775,993)	(10,062,347)
Series A and Series B dividends	—	—	(94,586)
Numerator for basic and diluted net loss per share — loss available to common stockholders	$(29,714,450)	$(19,775,993)	$(10,156,933)
Denominator:			
Denominator for basic and diluted loss per share — weighted average shares	24,220,388	13,178,565	5,401,652
Basic and diluted net (loss) income per share			
Net loss from continuing operations	$ (1.30)	$ (1.65)	$ (2.49)
Net loss from discontinued operations	0.07	0.15	0.61
Net loss per share	$ (1.23)	$ (1.50)	$ (1.88)

Dilutive securities include options, warrants, and preferred stock as if converted. Potentially dilutive securities totaling 4,981,292, 3,794,873, and 12,470,435 for the years ended December 31, 2001, 2000 and 1999, respectively, were excluded from historical basic and diluted loss per share because of their antidilutive effect.

Note 15. Retirement Plan

The Company has a 401(k) profit sharing plan (the "Plan") covering all of its employees subject to certain age and service requirements. Under provisions of the Plan, participants may contribute up to 15% of their eligible compensation to the Plan. The Company contributed $419,125 and $230,716 to the Plan in 2001 and 2000. The Company did not contribute to the Plan in 1999.

Note 16. Segment Reporting

Geographic Information

	Year ended December 31,					
	2001		2000		1999	
	Revenues(a)	Long-lived assets(b)	Revenues(a)	Long-lived assets(b)	Revenues(a)	Long-lived Assets(b)
United States	$10,757,480	$6,063,967	$16,763,364	$14,149,191	$6,703,778	$16,304,627
International	1,175,153	53,157	372,772	60,903	78,752	—
Total	$11,932,633	$6,117,124	$17,136,136	$14,210,094	$6,782,530	$16,304,627

(a) Revenues are attributed to the United States and International based on customer location.

(b) Long-lived assets include non-current assets of the Company.

Major Customers

Sales are made primarily through the Company's direct sales force. See discussion of major customers in Note 2.

Note 17. Quarterly Financial Data (unaudited)

	First quarter	Second quarter	Third quarter	Fourth quarter
Year ended December 31, 2001				
Revenues	$ 2,266,036	$ 3,284,396	$ 2,112,397	$ 4,269,804
Gross margin	(1,854,238)	(429,126)	647,401	2,630,512
Net loss from continuing operations	(12,966,743)	(9,504,006)	(8,001,637)	(1,014,518)
Net income from discontinued operations	399,366	283,563	557,495	—
Net gain from disposal of a business segment	—	—	532,030	—
Net loss	(12,567,377)	(9,220,443)	(6,912,112)	(1,014,518)
Net loss applicable to common stock	(12,567,377)	(9,220,443)	(6,912,112)	(1,014,518)
Net loss per common share, basic and diluted:				
Continuing operations	(0.54)	(0.39)	(0.34)	(0.04)
Discontinued operations	0.02	0.01	0.05	—
Net loss per share	(0.52)	(0.38)	(0.29)	(0.04)
Year ended December 31, 2000				
Revenues	$ 2,182,322	$ 4,334,270	$ 6,212,484	$ 4,407,060
Gross margin	674,950	2,039,849	3,926,743	916,556
Net loss from continuing operations	(5,693,634)	(5,850,422)	(3,456,745)	(6,780,305)
Net income (loss) from discontinued operations	2,272,763	745,406	(108,308)	(904,748)
Net loss	(3,420,872)	(5,105,015)	(3,565,053)	(7,685,053)
Net loss applicable to common stock	(3,420,872)	(5,105,015)	(3,565,053)	(7,685,053)
Net loss per common share, basic and diluted:				
Continuing operations	(0.82)	(0.78)	(0.25)	(0.28)
Discontinued operations	0.33	0.10	(0.01)	(0.04)
Net loss per share	(0.49)	(0.68)	(0.26)	(0.32)

Note 18. Subsequent Events

On April 1, 2002, the Company signed a binding commitment letter to sell $1,500,000 of Convertible Notes to a current investor. The funds, net of all transaction costs of approximately $150,000, are to be received by April 20, 2002. The notes mature 18 months from the closing date, bear interest at 10% per annum, and are convertible at any time at the option of the holder, into shares of the Company's common stock at a conversion price of $0.30 per share. Interest can be paid in cash or additional notes, at the option of the Company. The Notes will be senior unsecured obligations that will rank senior to all future subordinated indebtedness, pari passu to all existing and future senior, unsecured indebtedness and subordinated to all existing and future senior secured indebtedness. The Company may borrow an additional $1,500,000 under the arrangement, which is contingent on shareholder approval.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

Not applicable.

PART III

Item 10. Directors and Executive Officers of the Registrant

The information set forth under the captions "Election of Directors" and "Section 16(a) beneficial ownership reporting compliance" in the Proxy Statement, and the information set forth in Item 1, "Business — Executive Officers" is incorporated herein by reference in response to this Item 10.

Item 11. Executive Compensation

The information set forth under the caption "Executive Compensation," "Compensation Committee Report on Executive Compensation," and "Stockholder Return Performance Graph" in the Proxy Statement is incorporated herein by reference in response to this Item 11.

Item 12. Security Ownership of Certain Beneficial Owners and Management

The information set forth under the caption "Security Ownership of Certain Beneficial Owners and Management" in the Proxy Statement is incorporated herein by reference in response to this Item 12.

Item 13. Certain Relationships and Related Transactions

The information set forth under the subcaption "Compensation Committee Interlocks and Insider Participation" and "Certain Relationships and Related Party Transactions" in the Proxy Statement is incorporated herein by reference in response to this Item 13.

PART IV

Item 14. Exhibits, Financial Statement Schedules and Reports on Form 8-K

1. Financial Statements and Supplementary Data. The following consolidated financial statements of the Company are included in Part II, Item 8:

2. Financial Statement Schedules. Schedules are not submitted because they are not required or are not applicable, or the required information is shown in the consolidated financial statements or notes thereto.

3. Exhibits. The Exhibits listed below are filed or incorporated by reference as part of this Form 10-K. Where so indicated by footnote, exhibits which were previously filed are incorporated by reference. For exhibits incorporated by reference, the location of the exhibit in the previous filing is indicated in the footnote.

Exhibit Number	Description
2.1	Purchase and Sale Agreement, dated as of July 20, 2001, by and between ServiceWare Technologies, Inc. and RightAnswers LLC.(1)
3.1	Third Amended and Restated Certificate of Incorporation of the registrant.(2)
3.2	Amended and Restated Bylaws of the registrant.(2)
4.1	Amended and Restated Registration Rights Agreement dated June 2, 2000.(3)
10.1	Loan Agreement, dated December 10, 1999, between the registrant and PNC Bank.(4)
10.2	Agreement and Plan of Merger, dated July 13, 1999, between the registrant and the parties thereto in connection with the acquisition of the Molloy Group.(4)
10.3	Commercial Lease Agreement, dated May 31, 1995, as amended, between the registrant and Sibro Enterprises, for property located in Oakmont, Pennsylvania.(4)
10.4	First Amendment of Lease, dated June 30, 1998, between the registrant and PW/MS OP SUB I, LLC., for property located in Parsippany, New Jersey.(4)
10.5	2000 Stock Incentive Plan of registrant.(4)
10.6	Employee Stock Purchase Plan of registrant.(4)
10.7	ServiceWare, Inc. Amended and Restated Stock Option Plan.(5)
10.8I	Software Remarketing Agreement, dated August 3, 1999, between the registrant and Tivoli Systems, Inc.(5)
10.9I	Microsoft Corporation Serviceware Knowledge Base License Agreement, dated June 29, 1998, between the registrant and Microsoft Corporation.(5)
10.10I	Microsoft Knowledge Base Non-Exclusive License Agreement, dated June 29, 1998, between the registrant and Microsoft Corporation, as amended.(5)
10.11I	Microsoft Knowledge Base Non-Exclusive License Agreement for Subscription Services, dated March 3, 1999, between the registrant and Microsoft Corporation.(5)
10.12	Loan Agreements between the registrant and certain of the registrant's officers during the first quarter of 2000.(5)
10.13H	Employment letter of Mark Tapling, dated July 22, 1999.(5)
10.14H	Employment letter of Mark Finkel, dated January 18, 2000.(5)
10.15H	Compensation letter of Rajiv Enand, dated January 19, 2000.(5)

Exhibit Number	Description
10.16H	Compensation, Consultation and Severance Agreement, dated July 23, 1999, between the registrant and Bruce Molloy.(5)
10.17	License Agreement and Assignment, each dated July 23, 1999, between the registrant and Bruce Molloy.(5)
10.18I	Master Alliance Agreement, dated June 30, 2000, between the registrant and Electronic Data Systems Corporation.(6)
10.19I	Master Software License Agreement, dated June 30, 2000, between the registrant and Electronic Data Systems Corporation.(6)
10.20	Common Stock Purchase Warrant of the registrant in favor of Electronic Data Systems Inc.(6)
10.21	Warrant Purchase Agreement, dated June 2, 2000 between the Registrant and Electronic Data Systems.(6)
10.22I	Kana Communications, Inc. Kana Alliance Program Original Equipment Manufacturer Agreement.(7)
10.23	ServiceWare Technologies, Inc. Change of Control Benefit Plan.(8)
10.24I*	Software License and Maintenance Agreement dated December 13, 2001 between the registrant and Cingular Wireless LLC.
21.1*	List of Subsidiaries
23.1*	Consent of Ernst & Young LLP.
24.1*	Power of Attorney (included on signature page hereto).

I Portions of these exhibits have been omitted based on a grant of confidential treatment by the Commission. The omitted portions of the exhibits have been filed separately with the Commission.

H Management or compensatory contract required to be filed pursuant to Item 14(c) of the requirements for Form 10-K reports.

(1) Incorporated by reference to exhibit with corresponding number filed with Form 8-K filed by the Registrant on August 6, 2001.

(2) Incorporated by reference to exhibit with corresponding number filed with the registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 2000.

(3) Incorporated by reference to exhibit with corresponding number filed with the Commission on August 18, 2000, with Amendment No. 7 to the registrant's Registration Statement on Form S-1 (File No. 333-33818) (the "Registration Statement"), as filed with the Commission on March 31, 2000.

(4) Incorporated by reference to exhibit with corresponding number filed with the Registration Statement.

(5) Incorporated by reference to exhibit with corresponding number filed with Amendment No. 1 to the Registration Statement, as filed with the Commission on April 7, 2000.

(6) Incorporated by reference to exhibit with corresponding number filed with Amendment No. 4 to the Registration Statement, as filed with the Commission on July 13, 2000.

(7) Incorporated by reference to Exhibit 10.1 filed with the registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 2000.

(8) Incorporated by reference to Exhibit 10.1 filed with the registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 2001.

* Filed herewith.

(b) Reports on Form 8-K

The registrant did not file any Reports on Form 8-K during the quarter ended December 31, 2001.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Oakmont, Commonwealth of Pennsylvania on April 1, 2002.

SERVICEWARE TECHNOLOGIES, INC.

By: /s/ KENT HEYMAN

Kent Heyman
Chief Executive Officer

Each person whose signature appears below hereby appoints Kent Heyman and Richard Liebman, and both of them, either of whom may act without the joinder of the other, as his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments to this Annual Report on Form 10-K, and to file the same, with all exhibits thereto and all other documents in connection therewith, with the Commission, granting unto said attorneys-in-fact and agents full power and authority to perform each and every act and thing appropriate or necessary to be done, as fully and for all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or their substitute or substitutes may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signature	Capacity	Date
/s/ KENT HEYMAN Kent Heyman	President, Principal Executive Officer and Director	April 1, 2002
/s/ RICHARD LIEBMAN Richard Liebman	Interim Chief Financial Officer, Principal Financial and Accounting Officer	April 1, 2002
/s/ THOMAS UNTERBERG Thomas Unterberg	Director	April 1, 2002
/s/ GEORGE GOODMAN George Goodman	Director	April 1, 2002
/s/ ROBERT HEMPHILL Robert Hemphill	Director	April 1, 2002
/s/ BRUCE MOLLOY Bruce Molloy	Director	April 1, 2002
/s/ TIMOTHY WALLACE Timothy Wallace	Director	April 1, 2002

BOARD OF DIRECTORS

Thomas Unterberg
Chairman of the Board
Co-founder and Chairman of the Board
C.E. Unterberg, Towbin

Kent Heyman
President and Chief Executive Officer
ServiceWare Technologies, Inc.

George Goodman
Chief Executive Officer
Adam Smith Global Television

Robert Hemphill
Co-founder and Managing Director
Toucan Capital

Bruce Molloy
Chief Executive Officer
GeoRiver

Tim Wallace
Chairman and Chief Executive Officer
Full Tilt Solutions

EXECUTIVE OFFICERS

Kent Heyman
President and Chief Executive Officer

Scott Schwartzman
Chief Operating Officer

Richard Liebman
Chief Financial Officer

CORPORATE INFORMATION

Annual Meeting
The 2002 Annual Meeting of Stockholders will be held at the offices of Hale & Dorr LLP at:

650 College Road East
Princeton, NJ 08540
On Tuesday, June 11, 2002 at 8:30 am

Principal Company Facility
ServiceWare Technologies, Inc.
333 Allegheny Avenue
Oakmont, PA 15139
phone: 412-826-1158
fax: 412-826-0577
email: info@serviceware.com
web: http://www.serviceware.com

Stockholder Information
Financial data will be provided upon written request to:

ServiceWare Technologies, Inc.
Investor Relations
333 Allegheny Avenue
Oakmont, PA 15139
fax: 412-826-0577
email: ir@serviceware.com

Stockholders of Record
As of April 22, 2002, the number of stockholders of record of the Company's common stock was 369.

Common Stock Listed
Nasdaq symbol "SVCW"

Registrar and Transfer Agent
American Stock Transfer & Trust Company
New York, NY

ServiceWare Technologies, Inc.
333 Allegheny Avenue
Oakmont, PA 15139-9918
412-826-1158
www.serviceware.com